

FOCUS ON THE FUTURE

ELDORADO GOLD
YEAR IN REVIEW 2016

eldorado gold

About This Report

This Report includes data on the operational, economic, environmental and social performance of Eldorado Gold Corporation's ("Eldorado" or "the Company") three producing mines: Kişladağ, Efemçukuru and Stratoni. While we discuss construction and development projects in relevant sections of this Report, our performance data is focused on our producing assets. Data represents the full 2016 calendar year, and all costs are reported in US dollars unless otherwise noted.

This Report has been prepared in accordance with the "Core" Global Reporting Initiative (GRI) fourth-generation (G4) Sustainability Reporting Guidelines (**www.globalreporting.org**). Although we do not externally verify the Sustainability Report, the content has been prepared and reviewed internally.

Where applicable, restatements of prior-year data has been highlighted throughout the Report. Restatements occur as a result of updated or more accurate data becoming available after the release of our previous Year in Review Report on April 21, 2016.

Performance information and data related to Eldorado's previously owned Chinese operations have been excluded from this Report, unless otherwise noted. Where information has been included, data reflects 2016 performance up to the assets' final date of sale. [1]

TABLE OF CONTENTS

Eldorado Gold
Eldorado Gold at a Glance 1
Where We Operate 2
Our Track Record 4

Year in Review
2016 Highlights 7
Letter from Our President & CEO 8
Our Performance and Targets 10

Our Business
Creating Value Throughout the Mining Life Cycle 15
Our Products 18

Our Operations
Our Assets 21
Operating Mines 22
Construction Projects 25
Development Projects 27
Exploration Highlights 29

Our Approach to Responsible Mining
Guiding Principles 31
UN Sustainable Development Goals 33
Corporate Governance and Transparency 35

Material Topics
Materiality 37
Our Economic and Operational Performance 40
Keeping Our People Safe 42
Minimizing Our Environmental Footprint 46
Strengthening Our Community Relations 55
Running Responsible Operations 66

Mineral Reserves 70
Mineral Resources 71
GRI G4 "Core" Content Index 72
Cautionary Note about Forward-Looking Statements and Information 80
Corporate Information 81
Glossary of Acronyms, Symbols and Abbreviations 82

OTHER IN-COUNTRY SUSTAINABILITY REPORTING

Our Greek subsidiary, Hellas Gold S.A., publishes an annual **Corporate Social Responsibility (CSR) report** [2] that is aligned with the GRI G4 Guidelines.

Our Turkish subsidiary, Tüprag Metal Madencilik Sanayive Ticaret A.S., publishes a biannual magazine called *Altin Sayfa* (Golden Page). While not a sustainability report, or aligned with sustainability reporting standards, the magazine includes articles, case studies and news relevant to our Turkish mines' social and environmental performance during the period.

We welcome feedback from all stakeholders regarding our sustainability reporting. Please direct comments or requests for further information to:

sustainability@eldoradogold.com

(1) September 6, 2016: Jinfeng mine is sold to China National Gold Group Corporation. November 22, 2016: White Mountain mine, Tanjianshan mine and Eastern Dragon Development project are sold to Yintai Resources Co. Ltd.

(2) www.hellas-gold.com/koinwnia/etairiki-eythini-2015/

ELDORADO GOLD

YEAR IN REVIEW

OUR BUSINESS

OUR OPERATIONS

OUR APPROACH

MATERIAL TOPICS

Eldorado Gold at a Glance

Eldorado Gold is one of Canada's leading mid-tier gold mining companies, with shares trading on the Toronto (TSX: ELD) and New York (NYSE: EGO) stock exchanges.

Eldorado produced approximately 486,000 ounces of gold in 2016 and had proven and probable gold reserves of approximately 19 million ounces at year end.

Eldorado's operations are global and the Company has assets in Turkey, Greece, Romania, Serbia and Brazil. Eldorado's activities involve all facets of mining, including exploration, development, production and reclamation.

Headquartered in Vancouver, the Company employs approximately 4,800 people world-wide. Eldorado operates as a decentralized business, with the majority of employees and management being nationals of the countries where operations and offices are located.

Eldorado's success is based on a low-cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where we operate.

Eldorado has a market capitalization of approximately $2.5 billion [1] and revenues of approximately $650 million per year.

For more information on Eldorado Gold, our entities and our financial performance, please see our 2016 Annual Information Form on our website: **www.eldoradogold.com/investors/financial-information/filings**.



Hosting a mine tour at Kişladağ, Turkey.

KEY FACTS & FIGURES

4,871
employees and contractors world-wide

5 countries
of operation

3 operating mines
(Kişladağ, Efemçukuru and Stratoni)

2 construction projects
(Olympias and Skouries)

3 development projects
(Tocantinzinho, Certej and Perama Hill)

486,025 oz
of gold produced in 2016

19 Moz
of gold reserves at year end

24 years
of global experience building and operating mines

(1) As at December 30, 2016.

Where We Operate

Eldorado's activities span eastern Europe, Turkey and Brazil. We focus on under-explored, highly prospective areas that offer the potential for long-term growth and access to high-quality assets.

TURKEY





RUSSIA
GREECE
Black Sea
N
ISTANBUL
ANKARA
Aegean Sea
TURKEY
IZMIR
Kişladağ
Efemçukuru
IRAQ
SYRIA
Mediterranean Sea

KIŞLADAĞ MINE

- **Commodities:** Gold
- **2016 Production:** 211,161 oz Au
- **Ownership:** 100%
- **2P Reserves:** 5.27 Moz Au



EFEMÇUKURU MINE

- **Commodities:** Gold
- **2016 Production:** 98,364 oz Au
- **Ownership:** 100%
- **2P Reserves:** 931 Koz Au





Country Office: Ankara

GREECE

MACEDONIA
BULGARIA
N
Perama Hill
ALEXANDROUPOLIS
ALBANIA
THESSALONIKI
Stratoni
Skouries
Olympias
GREECE
TURKEY
Aegean Sea
ATHENS

STRATONI MINE

- **Commodities:** Silver, Lead, Zinc
- **2016 Production:** 48,394 tonnes of concentrate produced
- **Ownership:** 95%
- **2P Reserves:** 960 Koz Ag, 11 Kt Pb, 17 Kt Zn



SKOURIES CONSTRUCTION PROJECT

- **Commodities:** Gold, Copper
- **Ownership:** 95%
- **2P Reserves:** 3.79 Moz Au, 776 Kt Cu



OLYMPIAS CONSTRUCTION PROJECT

- **Commodities:** Gold, Silver, Lead, Zinc
- **Ownership:** 95%
- **2P Reserves:** 4.07 Moz Au, 66.3 Moz Ag, 693 Kt Pb, 921 Kt Zn



PERAMA HILL PROJECT

- **Commodities:** Gold, Silver
- **Ownership:** 100%
- **2P Reserves:** 975 Koz Au, 1.15 Moz Ag
- Currently on care and maintenance

Country Office: Athens

ROMANIA





UKRAINE
HUNGARY
MOLDOVA
N
ROMANIA
Certej
TIMISOARA
BUCHAREST
SERBIA
BULGARIA
Black Sea

CERTEJ PROJECT

- **Commodities:** Gold, Silver
- **Ownership:** 81%
- **2P Reserves:** 2.4 Moz Au, 15.56 Moz Ag

Country Office: Deva

BRAZIL





COLUMBIA
Vila Nova
N
Tocantinzinho
BRAZIL
PERU
BOLIVIA
BRASILIA
Atlantic Ocean
PARAGUAY
Pacific Ocean
ARGENTINA
URUGUAY

TOCANTINZINHO PROJECT

- **Commodities:** Gold, Silver
- **Ownership:** 100%
- **2P Reserves:** 1.82 Moz Au

Country Office: Belo Horizonte



VILA NOVA MINE

- **Commodities:** Iron ore
- **Ownership:** 100%
- Currently on care and maintenance

2P reserves as at December 31, 2016.

ELDORADO GOLD
YEAR IN REVIEW
OUR BUSINESS
OUR OPERATIONS
OUR APPROACH
MATERIAL TOPICS

Our Track Record

Since the Company was founded in 1992, Eldorado has maintained its focus on building a sustainable, high-quality business in the mining sector. Notable milestones and highlights across the Company's 24-year history are outlined below.

1992

- Eldorado Corporation Ltd is founded with a focus on developing low-cost mines in Mexico
- Early-stage exploration identifies Efemçukuru's mineral potential
- Acquired 70% interest in La Colorada gold project in Mexico
- Eldorado lists on the TSX





1993

- Acquired 51% interest in La Trinidad gold project in Mexico

1994

- Commercial production begins at La Colorada mine in Mexico
- Acquired remaining 30% interest in La Colorada mine to hold 100% ownership

1996

- Acquired Gencor properties including 100% interest in both the Sao Bento gold mine in Brazil and Efemçukuru gold project in Turkey
- Eldorado Corporation Ltd becomes Eldorado Gold Corporation
- Eldorado Gold Corporation merges with HRC Development Corporation to further increase its exploration portfolio
- Commericial production begins at La Trinidad mine in Mexico
- Early-stage exploration identifies a gold anomaly at Kişladağ



1997

- Acquired remaining 49% interest in La Trinidad mine to hold 100% ownership
- Exploration drilling begins at Kişladağ

1998

- Mining ceases at La Trinidad; reclamation activity begins

1999

- Announced initial resource of 2 million ounces of gold at Kişladağ; Kişladağ becomes the largest known gold discovery in Turkey
- Reduced cash operating costs at Sao Bento by almost 50% since acquisition

2000

- Reclamation of La Trinidad complete
- Sale of La Colorada and exit from Mexico

2001

- Kişladağ Mine Foundation established to support community-related projects



2002

- Potable water distribution system developed for local villages near Kişladağ



2003

- Environmental Education Center developed at Sao Bento to showcase diverse flora and fauna found in the area; 76% of the mine footprint is undisturbed forest

2004

- Construction begins at Kişladağ

ELDORADO GOLD
YEAR IN REVIEW
OUR BUSINESS
OUR OPERATIONS
OUR APPROACH
MATERIAL TOPICS

2005

- Entry into China through acquisition of Afcan Mining Corporation (85% interest in the partially constructed Tanjianshan project)
- Acquired 84% interest in Vila Nova project



2006

- Commercial production begins at Kişladağ
- Completed construction and commissioning at Tanjianshan; Eldorado becomes the first North American gold producer to construct and operate a gold mine in China

2007

- Commercial production begins at Tanjianshan

2008

- Construction begins at Efemçukuru
- Kişladağ throughput expanded from initial 5 Mtpa to 10 Mtpa
- Acquired Frontier Pacific Mining Corporation (100% interest in the Perama Hill project)
- Earned an interest in the Tocantinzinho gold project from Brazauro Resources Corporation
- Sale of Sao Bento mine to Anglogold Ashanti for $70 million







2009

- Acquired Sino Gold (82% interest in Jinfeng mine, 95% interest in White Mountain mine and Eastern Dragon project)
- Increased 2P gold reserves by 95% to 15.1 million ounces
- Eldorado lists on the NYSE



2010

- Began dividend payments
- Commercial production begins at Vila Nova iron ore mine
- Acquired remaining interest in the Tocantinzinho project to hold 100% ownership

2011

- Commercial production begins at Efemçukuru
- Kişladağ throughput is expanded from 10 Mtpa to 12.5 Mtpa

2012

- Acquired European Goldfields Ltd (95% interest in Skouries, Olympias and Stratoni in Greece and 80.5% interest in Certej in Romania)

2014

- Acquired Glory Resources (100% interest in the Sapes project)

2016

- Exit from China via asset sales

2017

- Commercial production at Olympias expected in H2
- Retirement of Paul Wright, President & CEO, after more than 20 years with Eldorado; George Burns assumes role of President & CEO on April 27 at the Company's AGM





Year in Review

Over the past 24 years, Eldorado Gold has built more than just mines. Our focus on building value for all those invested in us and our commitment to operating to the highest health, safety and environmental standards continues to drive our performance each year.

Kışladağ open pit at dusk.

ELDORADO GOLD

YEAR IN REVIEW

OUR BUSINESS

OUR OPERATIONS

OUR APPROACH

MATERIAL TOPICS

2016 Highlights

486,025 OZ OF GOLD PRODUCED

Gold production was lower in 2016 compared to 2015 due to the sale of our Chinese assets and slower than expected leach rates at Kişladağ.



YEAR-END PROVEN AND PROBABLE GOLD RESERVES OF 19.26 Moz

Proven and probable gold reserves were 22.6% lower in 2016 than in 2015, primarily due to the sale of the Chinese assets and a reduction in reserve ounces at Kişladağ.



$900/oz ALL-IN SUSTAINING COST (AISC)

Eldorado's AISC rose by 7% year over year due to lower ounce production against which to attribute the fixed costs.



~$650 MILLION IN REVENUE

Revenue was down 25% in 2016, mainly due to the sale of our Chinese operating assets.



$1.1 BILLION OF LIQUIDITY

At the end of 2016, we had $888.5 million in cash, cash equivalents and term deposits, and $250 million in undrawn lines of credit.



0.93 LOST-TIME INJURY FREQUENCY RATE (LTIFR)

Eldorado achieved a 10% annual reduction in Company-wide LTIFR. This is the fifth year that Eldorado has achieved an annual reduction in its LTIFR.



Letter from Our President & CEO

SUCCESSFULLY DELIVERING ON OUR COMMITMENTS

2016 was a transitional year for Eldorado. We set out with specific targets and goals – and we delivered. Including the discontinued operations, Eldorado finished the year with production of over 486,000 ounces of gold, at industry-leading cash costs of approximately $579 per ounce. Our cornerstone mines in Turkey again met internal targets and progress continued at our Skouries and Olympias projects in Greece after a brief suspension early in the year. We continued to advance our development projects in Romania and Brazil. Our exploration team demonstrated success in their early stage projects to further their goal of complementing our internal growth pipeline. Our team successfully completed the sales of our Chinese assets, a process that had been underway since late 2014.

The Company's commitment to remaining financially prudent has not wavered. We finished the year with over $1 billion in total liquidity and we have a project pipeline that will continue to grow the Company for many years to come.

GROWING A REAL BUSINESS

Fundamental to Eldorado's growth plan is finding and developing high-quality and long-lived assets to sustain our production base, while delivering real and long-term value to our stakeholders.

Our two cornerstone mines, Kişladağ and Efemçukuru, have consistently delivered year after year, on production and costs, and both assets have significant years of production still ahead of them. While the headline risk in Turkey increased throughout 2016, we continue to operate in this pragmatic country as we have since the late 1990s and we have had no recent interruptions to our organization or operations. We continue to explore and assess opportunities to extend our business interests in Turkey.

While we have faced political challenges over the last few years in Greece, we believe we are now in an improved position to further the constructive working relationship with the government in order to continue on time and on budget with Olympias Phase II, slated for commercial production mid-2017, and start-up at Skouries in 2019. Both Skouries and Olympias have mine lives in excess of 25 years, which will result in growth and development for the local and national economies, in addition to expected annual gold production of over 235,000 ounces and significant silver and base metal production once the mines are in full production.

SOLID FINANCIAL POSITION

Volatility remains in the gold price and we continue to believe that maintaining the financial flexibility to sustain and grow our business forms the basis of our capital spending decisions. We ended the year with approximately $880 million in cash, cash equivalents and term deposits, and $250 million in undrawn lines of credit. In response to our current gold price outlook of $1,150 per ounce for 2017 and the capital requirements at our priority development projects in Greece, we revised our operating plan at Kişladağ in order to reduce sustaining capital requirements over the next five years, while increasing free cash flow from the operation in the near and medium term.

We remain prudent and disciplined in allocating our funds for growth.

A COMMITMENT TO SUSTAINABLE OPERATIONS

Like other mining companies, Eldorado operates in a complex and rapidly changing business environment. In addition to our commitment to the sustainability of our operations, we also recognize our responsibility to the communities and environments in which we operate. We finished 2016 with no material environmental incidents and advanced one of the largest environmental clean-up projects in Europe: the rehabilitation of the Olympias tailings area in Greece. Our in-country teams continue to work with the local communities to develop and implement long-term strategies to create value for our stakeholders.

Our operational health and safety policies seek to eliminate any injury to our workforce. We audit compliance with these policies, both on a regular basis and in the event of any accident or injury. We have seen a continued reduction in the frequency of lost-time injuries across our sites, but must only be satisfied when injuries are totally eliminated. The fatality at Stratoni early in 2016 was of great sadness and concern to the Company and reinforces our resolve with respect to health and safety.



Paul Wright
President & CEO

ELDORADO GOLD

YEAR IN REVIEW

OUR BUSINESS

OUR OPERATIONS

OUR APPROACH

MATERIAL TOPICS

"The Company's growth over the last two decades has provided us with the opportunity to re-invest in our business to secure the future, discover new deposits, complete accretive acquisitions and expand our land positions. We will continue re-investing in growth to create long-term stakeholder value."

We are working collaboratively with industry and peers to improve our sustainability performance. We actively participate in several industry associations, such as the Mining Association of Canada, and apply world-class standards including the International Cyanide Management Code, the World Gold Council's Conflict-Free Gold Standard and other leading frameworks. In 2016, we became a signatory to the United Nations Global Compact and we actively support its Ten Principles based on human rights, labour, environment and anti-corruption.

Looking forward, we must continue to look for safer and more sustainable ways to operate. Our goals for 2017 include eliminating fatalities, achieving no reportable environmental incidents, improving the transparency of our payments made to governments and aligning our practices to the Voluntary Principles on Security and Human Rights.

FUTURE LEADERSHIP

After almost 20 years with Eldorado, I will retire as President & CEO at our Annual Shareholder Meeting on April 27, 2017. George Burns, a well-respected and highly experienced industry veteran, will become Eldorado's new President & CEO on that date. I remain a director nominee and, if elected, will assume the position of Vice Chairman of the Board.

We also continued to strengthen the expertise of our Board of Directors by welcoming Dr. George Albino as a director in October, and look forward to his valuable contributions to the Board. Mr. Ross Cory is not standing for re-election and, on behalf of the Board, I would like to thank him for his many years of service and dedication to the Company.

OUTLOOK

The Company's growth over the last two decades has provided us with the opportunity to re-invest in our business to secure the future, discover new deposits, complete accretive acquisitions and expand our land positions. We will continue re-investing in growth to create long-term stakeholder value. We are committed to managing Eldorado as a responsible business with a value-based growth objective.

Our record of past success has provided us with a solid foundation to continue to create long-term value for our stakeholders for many years to come. It is this unrelenting focus that differentiates us in the industry.

In closing, I would like to take this opportunity to thank our shareholders, employees and Board for their support over the past 20 years.

Yours sincerely,

(signed)

Paul Wright
President & CEO

Our Performance and Targets

Eldorado sets annual goals to drive performance towards meeting the Company's strategic, operational and sustainability objectives. The following highlights our progress against these goals in 2016 and sets out our goals for 2017. We will continue to review our targets moving forward with a strategic focus on advancing our long-term business performance.

2016 Performance

ECONOMIC AND OPERATIONAL PERFORMANCE

Achieved ✓   Partially achieved ◆   Not achieved ✗

Goal	Why it is important	Outcome	Explanation
Produce 565,000–630,000 ounces of gold	Gold ounces produced is a key indicator of operational performance.	✗	**Gold production: 486,025 oz** Due to the sale of Eldorado's Chinese assets, including three producing gold mines, the 2016 annual production target was not achieved.
Deliver cash operating costs of $585–$620 per ounce	Cash operating costs reflect the direct cost of mining an ounce of gold and are an indicator of operational efficiency.	✓	**Cash operating costs: $579 per ounce** Average cash operating costs of $579 per ounce for 2016, beating Eldorado's target range.
Maintain gold reserves between 20 and 25 times the production rate	Gold reserves can provide an indication of mine size and asset quality. Eldorado's mineral reserve and resource base supports our growth pipeline.	✓	**Gold reserves: 19.3 Moz** With 19.3 Moz of gold reserves, and gold production in 2016 of 486,025 oz, Eldorado's gold reserves were maintained at over 39 times our production rate.
Maintain a debt-to-capital ratio of less than 30%	Indicates the proportion of our total capital that is debt. The higher the debt-to-capital ratio, the riskier the Company's financial health.	✓	**Debt-to-capital ratio: 14.2%** With debt of $591.6 million versus total capital of $4.2 billion, Eldorado maintained a debt-to-capital ratio of 14.2% as at December 31, 2016.

2016 Gold Production [(1)]



486,025 oz

64% ■ Turkey
36% ■ Greece
1% ■ China

2016 Gold Reserves



19 Moz

32% ■ Turkey
46% ■ Greece
9% ■ Brazil
13% ■ Romania

(1)   Numbers do not add up to 100% due to rounding.

ELDORADO GOLD

YEAR IN REVIEW

OUR BUSINESS

OUR OPERATIONS

OUR APPROACH

MATERIAL TOPICS

HEALTH AND SAFETY

Goal	Why it is important	Outcome	Explanation
Zero fatalities	The health and safety of our workforce is our highest priority and we strive for a workplace free of hazards, risks and accidents.	✗	**Fatalities: 1** In February 2016, we were sad to report the fatality of one of our underground team members at our Stratoni mine in Greece.
Achieve a minimum 10% year over year improvement in the Reportable Injury Frequency Rate	Provides a measure of our health and safety performance. The TRIFR and LTIFR show how many events happened over a given period.	♦	**Total Recordable Injury Frequency Rate (TRIFR)** Increased TRIFR to 5.47 from 4.86 **Lost-Time Injury Frequency Rate (LTIFR)** Reduced LTIFR to 0.93 from 1.04 While we were pleased to achieve a 10% reduction of lost-time injuries, we unfortunately saw a 12% increase in the Total Reportable Injury Frequency Rate in 2016.
Implement a Corporate Safety Directive across all regions	Provides operations with a common approach to achieving Eldorado's vision of creating and sustaining an injury-free and healthy environment for our employees and contractors.	♦	**Corporate safety directive** **Introduced to sites** In 2016 we finalized Eldorado's Global Health & Safety Directive and are now in the process of implementing the Directive with safety teams.
Improve performance scores at sites against MAC's Safety and Health Protocol	The Mining Association of Canada's (MAC) Towards Sustainable Mining (TSM) Safety and Health Protocol provides guidelines for robust safety and health management systems to establish safe and healthy workplaces and drive performance improvement.	♦	**TSM Safety and Health Protocol** **Improved site adherence at some sites** Activities in 2016 to improve site scores included: • The roll-out of Eldorado's updated Health and Safety Policy • External reviews of site Health and Safety Management Systems • Providing fatality prevention, supervisor safety leadership and ground-control awareness training at our sites in Greece
Conduct review for alignment with the Voluntary Principles; implement plans to close any gaps	The Voluntary Principles on Security and Human Rights (Voluntary Principles) are designed specifically for extractive sector companies as a guide to maintaining the safety and security of their operations within an operating framework that encourages respect for human rights.	✓	**Voluntary Principles** **Completed gap assessment** We completed a preliminary review of the Voluntary Principles and have identified a number of gaps to be addressed in 2017. Immediate priorities include implementing a Global Grievance Mechanism, human rights training, defined roles and accountabilities for private and public security, and training for security personnel in accordance with the Voluntary Principles.

ENVIRONMENT

Achieved ✓   Partially achieved ♦   Not achieved ✗

Goal	Why it is important	Outcome	Explanation
Have no reportable environmental incidents	The number of fines and penalties Eldorado receives is an indication of our mines' success and adherence to all legal permitting and licensing requirements.	✗	**Fines and penalties: 1** One fine in 2016. Our Kışladağ mine was issued a $10,000 fine by the local Environmental Directorate due to washing activities at the secondary and tertiary crusher base area. Impacts were minimal but as a corrective action, the washing activity was stopped and drainage channels were covered.
Continue ICMC compliance at current operating sites and design new projects to standards	Eldorado's compliance to the International Cyanide Management Code (ICMC) reflects our commitment to manage cyanide in a safe and responsible manner.	✓	**ICMC** Maintained compliance In May 2016, the Kışladağ gold mine successfully completed re-certification under the ICMC. All new projects are being designed to meet or exceed the ICMC standard.
Increase availability and transparency of environmental data collected at sites	Increasing the ways our stakeholders can monitor and measure mine performance is an essential step towards building trust and mutual respect.	✓	**Environmental data** Increased availability and transparency Eldorado increased disclosures within the Carbon Disclosure Project's annual climate change and water reports. In Greece, we also developed a publicly available environmental monitoring program to 320 different data points at our Halkidiki assets.

GOVERNANCE

Goal	Why it is important	Outcome	Explanation
Review plans for an Employee Diversity Policy	Reflects our commitment to creating a workplace that is fair and inclusive, and better reflects the diversity of our employees, stakeholders and local communities.	♦	**Employee Diversity Policy** Reviewed plans for an Employee Diversity Policy Eldorado plans to publish an Employee Diversity Policy in 2017 following review and approval by Company leadership and the Board of Directors.
Become a signatory to the UNGC	The United Nations Global Compact (UNGC) encourages signatories to align strategies and operations with universal principles on human rights, labour, environment and anti-corruption, and take actions that advance societal goals.	✓	**UNGC** Became a signatory In July 2016, Eldorado joined the UNGC. This Report represents our first Communication on Progress of actions to advance the UNGC's principles and goals.
Develop reporting systems compliant with the ESTMA guidelines	The Extractive Sector Transparency Measures Act (ESTMA) was passed in Canada on June 1, 2015 and requires businesses involved in the extractive sector to file and publish reports that enhance the transparency of payments to host governments.	✓	**ESTMA** Developed compliant reporting systems In 2016, Eldorado's Finance team made system and process changes needed to begin reporting payment disclosures in accordance with ESTMA. The 2016 financial year represents the first reporting period for which Eldorado is required to disclose payments in accordance with ESTMA. Initial reporting under the act is due by May 31, 2017.

ELDORADO GOLD

YEAR IN REVIEW

OUR BUSINESS

OUR OPERATIONS

OUR APPROACH

MATERIAL TOPICS

COMMUNITY

Goal	Why it is important	Outcome	Explanation
Implement formal grievance mechanisms at sites that do not already have one	Grievance mechanisms serve as a key tool for developing feedback loops and providing a formal basis on which to be heard, for people close to or affected by our mining activities. It helps Eldorado manage risks and foster a positive relationship with stakeholders.	♦	**Formal site grievance mechanism Began implementation** In 2016, Eldorado finalized a formal Company-wide grievance mechanism, comprising a global directive and implementation guide for sites. Each of our sites and projects are in the process of implementing the guidelines.

2017 Goals

Area	2017 Goal
Economic/ Operations	• Produce between 365,000 and 400,000 ounces of gold • Deliver cash operating costs between $485–$535 per ounce • Maintain gold reserves between 20 and 25 times the production rate • Maintain a debt-to-capital ratio of less than 30%
Health and safety	• Zero fatalities • Achieve a minimum 10% year over year improvement in the Total Recordable Injury Frequency Rate • Achieve a minimum 5% year over year improvement in the Lost-Time Injury Frequency Rate
Environment	• Have no reportable environmental incidents • Maintain adherence to the ICMC at all sites that use cyanide and design projects to ICMC standards upon start-up • Establish energy and greenhouse gas emission targets at operating sites
Governance	• Publish Eldorado's first public report in accordance with the ESTMA by May 31, 2017 • Establish and implement a Global Security Directive, outlining the minimum expectations for security risk assessments, control measures and incident response in line with the Voluntary Principles • Introduce human rights training for all employees and contractors who work at our sites • Conduct training for all armed security personnel in accordance with the Voluntary Principles
Community	• Complete implementation of Eldorado's formal grievance mechanism at our operating mines and development projects, and publicly report on the number and type of grievances raised in 2017

Our Business

We find, mine and produce gold and byproduct metals. At each stage of the mining process, we aim to create value for all of our stakeholders while operating responsibly. For Eldorado, this means finding and developing world-class assets, growing our asset base, delivering cost savings, responsibly managing our impacts and building opportunities for those in our local communities.

Olympias underground, Greece.

ELDORADO GOLD

YEAR IN REVIEW

OUR BUSINESS

OUR OPERATIONS

OUR APPROACH

MATERIAL TOPICS

Creating Value Throughout the Mining Life Cycle

Below we describe each stage of the mining life cycle, the roles of our dedicated teams and the average timeframe for each phase.



ELDORADO'S CORE BUSINESS

1. INPUTS	2. EXPLORATION	3. EVALUATION AND DEVELOPMENT	4. CONSTRUCTION	5. MINING AND PROCESSING	6. OUTPUTS	7. RECLAMATION AND CLOSURE
Resources and Relationships	• Turkey • Greece • Romania • Brazil • Serbia	• Certej • Tocantinzinho • Perama Hill [1]	• Skouries • Olympias	• Kişladağ • Efemçukuru • Stratoni	• Gold • Silver • Lead • Zinc	Vila Nova [1]
	3–5 years	5+ years	3–5 years	20+ years		2–5 years



Inputs

Resources and relationships are critical inputs to the mining life cycle. Various teams manage these inputs, including: **Operations**, **Exploration**, **Corporate Development**, **Administration & Legal**, **Human Resources**, **Engineering**, **Investor Relations** and **Finance**. Effectively managing our resources and relationships can lower operating costs, reduce site disruptions, secure mine licences and permits, and accelerate Company growth and expansion.

RESOURCES

- Employees
- Contractors
- Capital
- Land
- Services and suppliers
- Plant and equipment
- Energy
- Water

RELATIONSHIPS

- Labour
- Unions
- Suppliers
- Government
- Public authorities
- Local communities
- Investors
- Industry associations
- Competitors
- Religious associations



Exploration

3–5 YEARS

Eldorado's **Exploration** and **Corporate Development** teams actively look for new potential assets within our focus jurisdictions and in new regions. They assess early- and advanced-stage exploration projects and conduct near-mine and grassroots exploration programs with the primary goal of adding value through discovery in order to increase our resources and reserves.

During grassroots exploration, our Exploration teams visit prospective areas to conduct geological surveys and sampling programs, often partnering with other companies to benefit from their local knowledge and experience. If results indicate a possible mineralized deposit, we drill exploration holes to determine whether economically viable concentrations of metals may exist. Advanced-stage exploration projects will include detailed drilling programs designed to define resources and reserves, providing the basis for the evaluation and development stage. During exploration we initiate engagement with local communities to identify social and environmental concerns, and we consider these as part of the mine development plans.

(1) Perama Hill and Vila Nova are currently on care and maintenance.




Evaluation and Development

5+ YEARS

During the development stage, our **Engineering**, **Technical Services** and **Metallurgy** teams conduct feasibility studies to determine:

- The optimal mining methods and mineral recovery processes for each project
- The required infrastructure
- The best placement and design of facilities, based on thorough impact and mitigation assessments
- The required mine monitoring, closure and reclamation plans

These studies give us a picture of the capital costs required for development and the longer-term economics of the project. We are then able to decide if a capital investment makes economic sense, in order to make a construction decision.

We also build upon our initial environmental baseline studies and conduct extensive environmental testing to establish baseline data for air, water, soil and biodiversity. This information becomes part of the Environmental Impact Assessment (EIA) that must be completed and approved by the relevant authorities before a mine can be developed. Sustainability criteria are built into the EIA, and through the environmental permitting process we engage and consult with local communities, businesses and government to obtain input. This research and dialogue helps Eldorado develop innovative solutions for social and environmental challenges faced by our projects, including dust and air emissions, water and energy use, noise and waste.

Infrastructure development initiatives – such as improving roads, building sewage systems and drilling water wells – may also commence, according to project and local community needs.

Construction




3–5 YEARS

Once the project EIA and other relevant permits are approved by relevant government authorities, and we have received a positive decision to proceed from our Board of Directors, our **Capital Projects** team can begin construction. Explicit requirements described in the EIA guide our activities and help us manage any social and environmental risks.

This construction phase requires the greatest input of capital and resources over a project's life cycle, and during this phase, we add significant value to local economies through local job growth and procurement. Eldorado is focused on local hiring and

procurement everywhere we operate, and our aim is to hire locally as well as to train all employees and contractors in the industry's leading environmental, health and safety practices, procedures and controls.

Based on dialogue with local communities and businesses, we identify gaps in skills and capacity, provide on-the-job training and, where needed, support local technical schools and universities to enhance their mining-specific and trades programs so that local residents and students can increase their prospects of employment with us.

Mining and Processing




20+ YEARS

During production, our **Operations** team and site personnel are responsible for mining, extracting and processing ore from the mines. Any leftover materials generated by our mining activities, which typically include topsoil, waste rock and tailings, are either placed on site in engineered facilities for storage and treatment, or reused elsewhere on-site as part of construction activities, rehabilitation or as underground backfill. Rigorous environmental monitoring – to test air, water and soil quality, and noise, blast vibration and dust levels – ensures we are in compliance with environmental regulations and our operating licences and permits.

We add value during the production phase through a commitment to local employment and procurement, operational excellence, local investment and community engagement. New equipment and technologies, continuous improvement projects, low accident rates, a commitment to environmental stewardship, and effective controls and procedures all combine to deliver productivity benefits. Frequent consultation with local communities and businesses helps us identify where we can create new opportunities for sustainable economic development.

Outputs



Our outputs are the products we produce, namely, gold, silver, lead and zinc. Our in-country **Marketing** teams are responsible for finding downstream refineries and establishing long-term working relationships and purchase agreements. These agreements outline the terms and conditions of payment for our products, and specify parameters and penalties for the quantity, quality and chemical composition of our doré and concentrate.

More details on our products can be found on page 18.

Reclamation and Closure



2–5 YEARS + ONGOING MANAGEMENT

Restoring the land so it is compatible with the surrounding landscape is our responsibility and a priority for our communities. How we conduct our rehabilitation in one jurisdiction impacts our welcome in another. Therefore, prior to and throughout a mine's operation, our **Operations** teams develop and continuously enhance plans for the mine's future closure in order to:

- Protect public health and safety
- Eliminate the potential for environmental damage
- Return the land to its original condition or an acceptable and productive alternative
- Provide for long-term social and economic benefits

Whenever possible, remediation and reclamation begin during the mine's operation. When areas are no longer needed for mining, they are reclaimed in parallel with other work being carried out elsewhere. Topsoil removed from mining and construction areas is stored for later use in all reclamation activities. We also investigate different plants, shrubs and tree species suitable for local propagation in studies in on-site greenhouses.

Sometimes it is necessary to place a mine site under care and maintenance, such as at our Vila Nova mine. This means we temporarily close the mining operation so that we may recommence operations at a later date. This may occur when economic conditions or resource prices make the mine uneconomical to operate. Environmental risks such as mine tailings and hazardous materials storage continue to be managed, while idle plant and machinery are maintained. All safety and environmental conditions continue to apply during care and maintenance.

Once a mine site is permanently closed, we conduct further environmental monitoring and reclamation activities, as required in our EIA and mine licences, so that the environment can successfully transition to a productive ecosystem.

All of Eldorado's mine closure plans address:

- **Decommissioning:** dismantling project infrastructure such as facilities and buildings
- **Reclamation:** re-vegetating disturbed areas
- **Ongoing monitoring:** long-term monitoring of environmental parameters
- **Closure costs:** regularly reviewing and updating closure plan costs and making financial provisions

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Our Products

Eldorado is committed to responsibly producing gold and other metals that offer a wide range of uses. Our operating cash flows are primarily from the sale of unrefined gold bullion bars (or doré) and gold, silver, lead and zinc concentrates. [1]



Jewelry accounted for 47% of world gold demand in 2016. Various technologies (electronics, industrial uses and dentistry) used 8%, investments (bars, coins, ETFs and similar products) accounted for 36%, and central bank and other institutions accounted for 9%. It can be readily sold on numerous markets world-wide, although benchmark prices are generally based on London Bullion Market Association quotations.



World Gold Demand [2]
- Jewelry
- Technology
- Investment
- Central bank net purchases



Silver has a wide variety of uses due to its malleability, reflectivity and lustre. It is commonly used in jewelry and silverware, and also used in medical science, batteries, circuit boards, the glass industry and photography. Silver is also used to make mirrors, as it is the best known reflector of visible light.



World Silver Demand [3]
- Jewelry
- Coins & bars
- Silverware
- Industrial fabrication



The most common application of lead is in lead-acid batteries (e.g. car batteries), accounting for approximately 80% of world consumption. Although gasoline, soldering and plumbing no longer account for significant lead use, lead's malleable, dense and anti-corrosive properties mean it is now often used to line tanks that store corrosive liquids and as a shield against X- and gamma-ray radiation. Other uses include the manufacture of paints and pigments and other chemical compounds.



World Lead Demand [4]
- Batteries – Starting Lighting Ignition (SLI)
- Batteries – Industrial
- Non-battery uses
- Batteries – SLI original equipment



Zinc is the fourth most widely consumed metal in the world, with most production used in zinc galvanizing to prevent the rusting of iron and steel. Zinc is commonly used in alloys such as brass, nickel, silver and aluminum solder, materials used in automobiles, electrical components and household fixtures. It is also important as a health supplement.



World Zinc Demand [5]
- Galvanizing
- Zinc alloying
- Brass and bronze
- Zinc semi-manufactured products
- Chemicals
- Miscellaneous

(1) Our Skouries project will also produce a copper concentrate once in production, expected in 2019.

(2) www.gold.org/supply-and-demand/gold-demand-trends

(3) World Silver Survey 2016, GFMS, Thomson Reuters/The Silver Institute.

(4) www.lme.com/en-gb/metals/non-ferrous/lead/production-and-consumption

(5) www.statista.com/statistics/240626/share-of-zinc-consumption-by-category

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Facts about Gold [1]

- Gold melts at 1064°C and boils at 2808°C
- It is more rare to find a one-ounce gold nugget than a five-carat diamond
- There are just over 31 g of gold in a troy ounce
- All of the gold ever mined would fit into a crate of 21 m^3

- One ounce of gold can be stretched to a wire length of 80 kilometres; the resulting wire would be just five microns wide
- The world's oceans are estimated to hold up to 15,000 tonnes of gold
- The US Federal Reserve holds 6,700 tonnes of gold in 530,000 gold bars. At its peak in 1973, the Reserve stored more than 12,000 tonnes of monetary gold

PRODUCT RESPONSIBILITY

Eldorado supports industry-wide efforts to steward the responsible production of gold and precious metals, and we acknowledge that our licence to operate includes demonstrating that our production takes place in a manner that does not cause, support, or contribute towards, unlawful conflict, human rights abuses, or breaches of international humanitarian law. As members of the World Gold Council (WGC) and the Mining Association of Canada (MAC), we are committed to operating to leading social and environmental standards. Our operating mines adhere to the:

- ISO 14001 and OHSAS 18001 standards
- Conflict-Free Gold Standard
- International Cyanide Management Code

PRODUCT HANDLING

All Eldorado products are sold in bulk to downstream refineries for secondary treatment. We do not sell our products to the public and do not require packaging. At Kişladağ and Efemçukuru, doré is sold and transported to precious metals refineries to be further processed into pure (99.9%) metal. At Efemçukuru and Stratoni, metal concentrates are transported to offshore smelting facilities for further refinement. As 100% of Eldorado's metal products are sold to downstream refineries for further processing, we do not conduct recycling or reclamation of our products.

Our doré, which largely contains gold and silver, has no environmental or safety risks associated with handling or disposal, and requires no product service or labelling. As a result, other than for product transport and security, we have not developed detailed protocols, procedures or public labelling as it relates to product handling and responsibility.

Our concentrates, which can contain gold, silver, lead and zinc, are transported by conveyor to a local port facility (e.g. Stratoni) or loaded onto enclosed trucks and transported to sea ports for export to foreign smelters. Transportation of concentrate is subject to numerous risks, mainly related to theft and environmental liabilities in the event of a spill. All road and marine shipments of concentrate from Efemçukuru and Stratoni are performed under ADR (formally, the European Agreement concerning the International Carriage of Dangerous Goods by Road) [2] and International Maritime Organization (IMO) regulations, using sub-contractors who are certified and trained to follow the standard ADR and IMO procedures for emergency response addressing transportation and security.



Gold pour at Kişladağ, Turkey.

(1) www.gold.org/history-and-facts/facts-about-gold

(2) www.unece.org/trans/danger/publi/adr/adr_e.html



Our Operations

Eldorado has a portfolio of high-quality assets in prospective jurisdictions, including Turkey, Greece, Brazil and Romania. The quality of these assets positions Eldorado as an industry leader when measuring our cash operating costs.

Efemçukuru gold mine, Turkey.

ELDORADO GOLD

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Our Assets

3 operating mines
Kişladağ, Efemçukuru and Stratoni




Kişladağ


Efemçukuru


Stratoni

Eldorado also holds 100% ownership of the following two assets:

- Vila Nova – an open-pit iron ore mine located in Amapá State in northern Brazil. It is currently on care and maintenance pending a recovery in iron ore prices.
- Sapes project – a high-grade epithermal gold deposit located in northeastern Greece near Eldorado's Perama Hill project. We are currently assessing the project and will determine the optimal project scope after further drilling.

2 projects in construction
Skouries and Olympias




Skouries


Olympias

3 projects in evaluation and development
Tocantinzinho, Certej and Perama Hill [(1)]




Tocantinzinho


Certej


Perama Hill

(1)   Perama Hill is currently on care and maintenance pending receipt of the EIA permit.

Operating Mines





KIŞLADAĞ

Kişladağ is our flagship gold mine and the largest gold mine in Turkey. It is a low-grade, bulk-tonnage, open-pit operation that uses heap leaching for gold recovery. After leaching and recovery, doré produced at the site's refinery is transported to Istanbul and sold to local refineries for further processing before being sold on the Istanbul Gold Exchange.



1997	2003	2005	2006	2013	2014
Identified deposit and began in-depth exploration	Received EIA	Began construction	Produced first doré	Certified under the International Cyanide Management Code	Poured two millionth ounce of gold

2016 HIGHLIGHTS

16,565,254
Tonnes to leach pad

0.80 g/t
Average grade

211,161 oz
Gold produced

211,284 oz
Gold sold

$474/oz
Cash operating costs

$488/oz
Total cash costs

$263.2 M
Gold revenues

$39.8 M
Sustaining capital expenditure

2016 PERFORMANCE

Gold production in 2016 was lower than anticipated due to slower than expected leach rates from ore mined earlier in the year. While gold production improved in the final quarter, leach pad inventory levels over the year increased by approximately 35,500 ounces. A reduction in leach pad inventory levels occurred during the fourth quarter due to the installation of new leach trains. Cash operating costs were lower year over year as a result of the higher head grade. Capital expenditures for the year included capitalized waste stripping, leach pad construction and mine equipment overhauls, along with various process improvements.

2016 SUSTAINABILITY HIGHLIGHTS

- Reduced the number of lost-time and recordable injuries, including injury frequency rates
- Improved incident reporting and job safety analysis, increasing hazard awareness and employee disclosure of near-miss events
- Completed the first "Large Scale Accident Prevention Report" in accordance with Turkey's Legislation on Reducing Major Industrial Accident Risks (BEKRA) [2]

QUICK FACTS

Location
Uşak Province, Turkey

Deposit
Gold porphyry

Ownership
100% Eldorado

Mining/Processing
Open-pit/Heap leach

Life of mine
17 years, based on mining of 13 Mtpa [1]

Employees/Contractors
1,102

Certifications
ISO 14001 certified

OHSAS 18001 certified

International Cyanide Management Code certified

(1) Based on current proven and probable reserves.

(2) BEKRA puts the European Union's Seveso Directive into force, aiming to prevent major accidents involving dangerous substances and limiting the consequence of any accidents on society and the environment.



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EFEMÇUKURU

Efemçukuru is a high-grade underground gold operation located approximately 20 kilometres southwest of Izmir in western Turkey. It uses gravity circuits followed by flotation to produce a flotation concentrate and a gravity concentrate. A very small amount of doré is also produced annually, which is transported to Istanbul and sold to a local refinery.



1992	2005	2008	2011	2014	2016
Deposit identified	Received positive EIA certificate	Started construction of the mine	Produced first concentrate	Increased mine throughput to 435 ktpa	Increased process throughput to 472 ktpa

2016 HIGHLIGHTS

476,528
Tonnes milled

7.40 g/t
Average grade

98,364 oz
Gold produced

99,744 oz
Gold sold

$514/oz
Cash operating costs

$530/oz
Total cash costs

$125.4 M
Gold revenues

$23.5 M
Sustaining capital expenditure

QUICK FACTS

Location
Izmir Province, Turkey

Deposit
Epithermal vein

Ownership
100% Eldorado

Mining/Processing
Underground/Flotation

Life of mine
12 years [(1)]

Employees/Contractors
766

Certifications
ISO 14001 certified
OHSAS 18001 certified

2016 PERFORMANCE

Efemçukuru met its planned production and cost guidance in 2016. Gold production was consistent year over year as higher milled tonnes and recoveries compensated for lower average treated head grade. Lower cash operating costs were the result of continued cost-reduction initiatives. Capital expenditures included costs related to underground development, the Kestane Beleni exploration drift and the tailings dam expansion.

2016 SUSTAINABILITY HIGHLIGHTS

- Recertified under the Occupational Health and Safety (OHSAS 18001) and Environmental (ISO 14001) management system standards

- No major environmental incidents or non-compliances

- Completed the first "Large Scale Accident Prevention Report" in accordance with BEKRA

(1) Based on current proven and probable reserves.



STRATONI

Stratoni is an underground, silver-lead-zinc mine located in the Halkidiki Peninsula in northern Greece. It uses a multi-stage flotation process to extract a lead-silver concentrate and a zinc concentrate, which is then shipped from the Stratoni and Thessaloniki ports and sold to overseas refineries.



1996
TVX Gold purchased Stratoni

2003
TVX Gold closed Stratoni

2004
Operation passed to Greek State and then to European Goldfields (EGU)

2005
EGU restarted operations at Stratoni

2011
Received EIA

2012
Eldorado acquired Stratoni via EGU

2016 HIGHLIGHTS

184,963 t
Ore processed

6.1%
Lead grade

10.2%
Zinc grade

48,394 t
Concentrate produced

42,655 t
Concentrate sold

$804/t
Cash operating costs

$40.6 M
Concentrate revenues

$3.2 M
Sustaining capital expenditure

2016 PERFORMANCE

Concentrate tonnes produced at Stratoni were 20% higher year over year due to increased mill throughput and higher zinc grade. Improved lead and zinc prices resulted in a higher average realized price for concentrate and improved profitability year over year. Sustaining capital expenditures for the year included new mine mobile equipment and upgrades to the processing plant, water treatment circuit and the analytical laboratory.

2016 SUSTAINABILITY HIGHLIGHTS

- Obtained Road Traffic Safety (ISO 39001) and Energy (ISO 50001) management system certifications
- Finalized and published an online environmental monitoring database
- Successfully transitioned to a 24/7 operation, improving efficiency and production rates

QUICK FACTS

Location	Mining/Processing	Certifications
Halkidiki Peninsula, Greece	**Underground/Flotation**	**ISO 14001 certified**
Deposit	Life of mine	**ISO 39001 certified**
Silver-lead-zinc carbonate replacement	**A little more than 1 year** [1]	**ISO 50001 certified**
Ownership	Employees/Contractors	**OHSAS 18001 certified**
95% Eldorado, 5% Aktor	**629**	

(1) The Mavres Petres mine currently has a life of approximately 18 months based on the known proven and probable reserves. Geological potential exists to extend the mine life at Mavres Petres by delineation of additional resources. In 2016, the Company initiated a three-year mine development and drilling program for this purpose at an anticipated total cost of $25 million.

Construction Projects



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OLYMPIAS

Olympias is a pre-existing gold-silver-lead-zinc mine located in the Halkidiki Peninsula in northern Greece. It has very high gold grades and an ore body that will allow for underground mining rates of up to 1 million tonnes per annum.



2011	2012	2013	2015	2016	2017 Q1
EIA received for Kassandra Mines	Acquired from EGU	Began Phase I retreatment	Began Phase I development	Completed Phase I retreatment	Planned Phase II commissioning

QUICK FACTS

Location	Mining/Processing	Certifications
Halkidiki Peninsula, Greece	**Underground/Flotation**	**ISO 14001 certified**
Deposit	Life of mine	**ISO 39001 certified**
Gold-silver-lead-zinc carbonate replacement	**25+ years** [1]	**ISO 50001 certified**
Ownership	Employees/Contractors	**OHSAS 18001 certified**
95% Eldorado, 5% Aktor	**1,235**	

(1) Based on current proven and probable reserves and dependent on timing of conversion from Phase II to Phase III.

DEVELOPMENT APPROACH

Eldorado is developing Olympias in three phases. Commissioning of Phase II is targeted for Q1 2017.

Phase I (2013–2016)

Phase I was an environmental clean-up of previously mined tailings and included the refurbishment of the processing plant and underground mine. Tailings retreatment began in 2012, produced approximately 20,000 ounces of gold per year, and is now complete. Environmental reclamation of the old Olympias tailings management facility is ongoing.

Phase II (2017–2022)

Phase II involves processing ore from the underground through a refurbished mill using a flotation process to produce three concentrates: lead-silver, zinc and gold-bearing pyrite-arsenopyrite. Phase II production is estimated to be approximately 85,000 payable ounces of gold per year plus approximately 14,000 tonnes of lead, 1.2 million ounces of silver and 14,000 tonnes of zinc.

Phase III (~2022 onwards)

Phase III involves a production ramp-up to an estimated 170,000 payable ounces of gold per year plus significant byproduct credits. Designs are currently under development with engineering ongoing for a new mill site in the adjacent Stratoni Valley.

2016 REVIEW

Underground mine development and access rehabilitation continued at Olympias in 2016 in readiness for commencement of underground ore production and mill commissioning in the first quarter of 2017. 3,680 metres of development and rehabilitation was completed during the year together with 21,400 metres of orebody definition drilling.

Construction of the initial stage of the new Kokkinolakas tailings management facility (TMF) advanced substantially and commercial production is expected in the second half of 2017.



SKOURIES

Skouries is a high-grade gold-copper porphyry deposit located in the Halkidiki Peninsula in northern Greece. It will operate as an open-pit and underground mine for about nine years, followed by approximately 15 years of underground mining.



2016
Conducted ongoing prefeasibility, feasibility and basic engineering studies of underground mine, tailings facilities and LOM mining options

2006
EGU prepared feasibility study

2011
Received positive EIA certificate

2012
Eldorado acquires Skouries via EGU

2013
Began construction

2015
Began prefeasibility study of underground mine

2019
Production target

QUICK FACTS

Location
Halkidiki Peninsula, Greece

Deposit
Gold-copper porphyry

Ownership
95% Eldorado, 5% Aktor

Mining/Processing
Open-pit and underground/ Gravity circuit and flotation

Life of mine
24 years [1]

Employees/Contractors
334

Certifications
ISO 14001 certified

ISO 39001 certified

ISO 50001 certified

OHSAS 18001 certified

DEVELOPMENT APPROACH

Eldorado plans to develop Skouries in two phases.

Phase I (2019–2027)

Phase I will be a combination of open-pit and underground mining over a nine-year period, producing an expected total of 1.4 million ounces of gold and 620 million pounds of copper at average cash operating costs of -$255 per ounce of gold due to copper byproduct credits. [2] Development capital for Phase I is budgeted at $710 million.

Phase II (2028–2042)

Phase II will involve underground mining for a 15-year period once Phase I is complete. Total production during this phase is expected to be 1.7 million ounces of gold and 850 million pounds of copper at average cash operating costs of $165 per ounce of gold due to copper byproduct credits. [2] Development capital during Phase II is budgeted at approximately $460 million.

2016 REVIEW

Development activities were suspended at Skouries in early 2016 due to delays in the issuance of routine permits and licences by the Greek permitting authorities. The project remained on care and maintenance until early June, when construction teams were remobilized following approval of the site's updated Technical Study. Activities such as earthworks, completion of building foundations, and enabling works for the tailings management facility were prioritized to take advantage of the summer weather, and basic engineering is now underway to design a filtered tailings plant. Following internal reviews and engineering studies, a decision was made to convert waste management at Skouries from thickened tailings to industry best-practice filtered tailings, which will ultimately reduce the surface footprint and mine reclamation costs at closure.

(1)   Based on current proven and probable reserves.

(2)   Assuming a $6,000/tonne copper price.

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Development Projects



TOCANTINZINHO

Tocantinzinho is a non-refractory intrusion-related gold deposit located in the prolific Tapajós region of Pará State in northern Brazil.

2016 REVIEW

Eldorado applied for installation licences for the site, road and power line and initiated basic engineering for Tocantinzinho during 2016. Contingent upon completion of permitting and Board approval, construction will commence. Currently, total development capital costs are estimated at $441 million.

QUICK FACTS

Ownership	Life of mine
100% Eldorado	**10 years** [1]
Mining/Processing	Employees/Contractors
Open-pit/Flotation CIP	**55**



2008
Formed option agreement

2010
Acquired Tocantinzinho project

2012
Approval of preliminary EIA

2015
Positive Feasibility Study

CERTEJ

Certej is an epithermal gold-silver project located in the Apuseni Mountains of Transylvania in western Romania. The deposit extends from surface and will operate as an open-pit mine.

2016 REVIEW

Engineering work continued during 2016 on metallurgical testwork and trade-off studies with a focus on further optimizations to improve the project and increase the level of engineering confidence.

QUICK FACTS

Ownership	Mining/Processing
80.5% Eldorado, 19.25% Minvest S.A., 0.25% minority shareholder	**Open-pit/Flotation, oxidation, CIL**
	Life of mine
	15 years [1]
	Employees/Contractors
	321



2000
EGU acquired stake

2012
Acquired project via EGU

2013
10% increase in gold resources

2014
Updated Technical Report

2015
Positive Feasibility Study

(1) Based on current proven and probable reserves.

PERAMA HILL

Perama Hill is an epithermal gold-silver deposit located in the Thrace region of northern Greece.

2016 REVIEW

Perama Hill was placed on care and maintenance in 2016 pending receipt of the project's EIA permit. Our focus in 2017 is to maintain community relations and work closely with regional stakeholders to grow local support, continue maintenance of the site's geology facilities, and to update the capital and operating cost base.

QUICK FACTS

Ownership	Life of mine
100% Eldorado	**8 years** [1]
Mining/Processing	Employees/Contractors
Open-pit/Whole ore CIL	**13** [2]



1995	**2008**	**2012**	**2013**	**2016**
Deposit identified	Acquired Perama Hill via Frontier Pacific	Received approval of preliminary EIA	Submitted EIA	Put on care and maintenance



Tocantinzinho, Brazil



Certej, Romania



Perama Hill, Greece

(1) Based on current proven and probable reserves.

(2) Includes Perama Hill and Sapes.

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Exploration Highlights

51,000 m
drilled by Eldorado in 2016

$35 M
exploration budget in 2017

80,000 m
planned drilling for 2017

16 projects
drilled in 2016

We invested a total of $26.2 million on exploration programs in 2016. Exploration drilling totalled 51,000 metres and was conducted at 16 projects including early-stage, brownfields and in-mine programs in Turkey, China, Brazil, Greece, Romania and Serbia.

TURKEY

At Efemçukuru, surface drilling programs tested extensions to previously defined mineralized zones within the Kokarpinar vein system. Greenfields reconnaissance exploration programs evaluated grassroots targets in the eastern Pontide belt and associated with Cenozoic volcanic centres in western Turkey.

CHINA

Prior to the close of the transactions, exploration drilling was conducted from underground platforms at White Mountain, testing extensions to the North and Far North Zones. Surface drilling programs were completed on the Xiaoshiren licence and the White Mountain licence. At Tanjianshan, exploration drilling was limited to testing step-out targets at the Xijingou deposit and at the Dushugou, Qingshan and Qinlongshan occurrences.

BRAZIL

In Brazil, option agreements were signed for the large Borborema and Nazareno licence areas. Mapping and geochemical sampling programs were conducted on both of these licence areas as well as at the Mara Rosa project. An initial drilling program was completed on the Vulture target at Borborema.

GREECE

Exploration in Greece included drilling programs at the Fisoka porphyry target and at the Rian prospect near the Skouries deposit. At Mavres Petres, an exploration crosscut was driven into the hangingwall of the Stratoni Fault, enabling systematic underground exploration and definition drilling of the untested down-dip and along-strike extensions to the orebody beginning in early 2017.

ROMANIA

In Romania, drilling was conducted at the Brad, Sacaramb, Certej North and Bolcana projects. At Sacaramb, drillholes targeted along-strike extensions of historically mined high-grade vein systems. Two drillholes tested deeper levels of the Bolcana porphyry system, and porphyry and epithermal targets peripheral to the Bolcana system were tested on the adjacent Certej North licence.

SERBIA

In Serbia, the Company completed the acquisition of the KMC project from Euromax Resources Ltd. and acquired five new early-stage licences. Drilling at KMC tested the Copper Canyon, Gravina and Shanac areas. A large gold-rich magnetite skarn system was identified at Shanac, and will be further drilled in 2017.



Drilling at Efemçukuru, Turkey.



Our Approach to Responsible Mining

For Eldorado, operating responsibly means protecting the environment, providing safe workplaces for our people, maintaining good relationships with our stakeholders and investing in infrastructure, economic development, health and education in the communities where we operate. From exploration to reclamation, we anticipate our impacts and monitor our progress in order to achieve the high standards we have set for ourselves.

We practise this commitment to excellence everywhere we do business.

Plant nursery at Olympias, Greece.

Guiding Principles

Our guiding principles underpin all that we do:



Enrich Lives
We aim to create real, lasting and tangible benefits for the people whose lives our operations touch.

Operate Safely
People come first. We implement industry best practices, adhere to all safety regulations and have strict management systems in place to promote a culture of safety wherever we operate.

Act with Integrity
We are committed to being honest, straightforward and accountable in all our business practices.

Engage Openly
We believe that clear, comprehensive disclosure, high standards of corporate governance and ethical business practices are the only ways to do business.

Behave Responsibly
We strive to demonstrate that mining can be done responsibly. We do this by emphasizing environmental stewardship at every stage of the project life cycle.

OUR GUIDING FRAMEWORKS AND COMMITMENTS

To support our internal policies and strict controls on ethical conduct, health and safety, and environmental and social responsibility, we participate in several industry associations and global initiatives that establish standards and guidelines for best practices in these areas.

Many of these frameworks have been developed in consultation with non-governmental organizations, academics, regulators and other stakeholder groups, and provide a means to verify, measure and report on our performance. These include:

CERTIFICATIONS, STANDARDS, AND COMMITMENTS

We report under the:

- Carbon Disclosure Project's (CDP) Climate Change Report
- CDP's Water Report
- GRI's G4 Sustainability Reporting Guidelines

We are certified to the:

- International Cyanide Management Code
- ISO 14001 Environmental Management System Standard
- ISO 50001 Energy Management System Standard [(1)]
- WGC's Conflict-Free Gold Standard
- OHSAS 18001 Occupational Health and Safety Management System Standard

We are guided by the:

- Voluntary Principles on Security and Human Rights
- United Nations Global Compact
- United Nations Guiding Principles on Business and Human Rights
- MAC's Towards Sustainable Mining program

INDUSTRY ASSOCIATIONS

We are members of:

- European Association of Mining Industries, Metal Ores & Industrial Minerals (Euromines)
- International Cyanide Management Institute
- Mining Association of Canada
- Prospectors & Developers Association of Canada
- World Gold Council

(1) Stratoni, Olympias and Skouries mines only.

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SPOTLIGHT: TOWARDS SUSTAINABLE MINING

In late 2015, Eldorado began the process of aligning operations with the Mining Association of Canada's **Towards Sustainable Mining** (TSM) program. This is a voluntary initiative, as the programs and practices prescribed by TSM can strengthen existing practices and enable us to demonstrate leadership by:

- Engaging with communities
- Driving world-leading environmental practices
- Committing to the safety and health of employees and surrounding communities

We initially identified four of the **TSM Assessment Protocols** to prioritize for implementation:

- Tailings Management
- Community Outreach
- Safety and Health
- Crisis Management and Communications Planning

Site reviews found that our existing practices already reflect many of the guidelines suggested by TSM.

In 2016, we strengthened our commitment to TSM and set new targets to advance each of our site's performance scores against all six of the TSM Protocols. Site gap assessments will be conducted in early 2017 to set a baseline for measuring performance, and by year end each site will be required to demonstrate what actions were completed to further improve TSM scores against each Protocol.

Our development projects are also incorporating the TSM Assessment Protocols into their management programs.

UNITED NATIONS GLOBAL COMPACT COMMUNICATION ON PROGRESS

In July 2016, Eldorado joined the UNGC. This Report represents our first Communication on Progress of actions we have taken to advance the **UNGC Ten Principles** in the areas of human rights, labour, environment and anti-corruption.

Please see the GRI Content Index on page 72 for details of how this Report speaks to our progress towards each of the UNGC Ten Principles.

Reclamation in action at Kişladağ, Turkey.



UN Sustainable Development Goals

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In September 2015, the UN member states adopted a set of **Sustainable Development Goals** (SDGs), representing a plan of action for equitable, socially inclusive and environmentally sustainable economic development. The SDGs were designed to provide a common framework for navigating the most urgent economic, social and environmental challenges of our generation, including the respective roles for government and industry in achieving sustainable development.

The mining industry, including Eldorado, has the opportunity and potential to positively contribute to all 17 of the SDGs. Our projects and sites are located across a variety of remote, ecologically sensitive and less-developed areas. Yet each of our sites creates jobs, spurs innovation and provides investment and infrastructure over mine lives that can continue well over 20 years.

Below we have mapped Eldorado's priorities for achieving the SDGs, which are aligned with the feedback obtained during our materiality analysis (see page 37), the social, environmental and economic impacts our stakeholders are interested in, and PricewaterhouseCoopers LLP's **SDG Selector tool**. [1]

SDG #3 – GOOD HEALTH AND WELL-BEING

Ensure healthy lives and promote well-being for all at all ages.

SDG RELEVANCE

- There are significant occupational health and safety risks associated with mining
- Mining can occur in remote locations with limited access to healthcare
- Mining can take place in areas exposed to tropical disease (e.g. Zika virus or malaria)
- The mining workforce can be exposed to various hazards, illnesses or diseases as a result of employment in this sector, such as respiratory disease from air pollutants, carpal tunnel syndrome and noise-induced hearing loss

ELDORADO'S ACTIVITIES TO ADDRESS THIS GOAL

- Promoting a strong, Company-wide workplace health and safety culture
- Certifying Occupational Health and Safety Management Systems at all sites to drive safety performance
- Certifying Environmental Management Systems at all sites to prevent harmful discharges or emissions
- Continuing our focus on road safety both in and around our sites
- Conducting annual physical examinations and employee health check-ups at sites
- Offering healthy canteen food options and following good hygiene protocols
- Conducting regular occupational health and safety training for all site employees
- Conducting regular employee testing for drug and alcohol use at all sites
- Continuing support and investment in community health programs and infrastructure

SDG #6 – CLEAN WATER AND SANITATION

Ensure availability and sustainable management of water and sanitation for all.

SDG RELEVANCE

- Mining is a significant user of water
- Mining can help bring clean water to remote areas

ELDORADO'S ACTIVITIES TO ADDRESS THIS GOAL

- Recycling water at all sites
- Treating all contact water prior to discharge
- Conducting research and engineering projects to improve water efficiency and reduce water consumption
- Conducting comprehensive monitoring of water sources (upstream and downstream) at all sites
- Collaborating with community and government representatives to monitor water at sites
- Publicly disclosing annual water reporting (e.g. the CDP's Water Questionnaire)
- Publishing Eldorado's Environmental Policy, which sets out a commitment to reduce water use, recycle and reuse water wherever possible, and to discharge water in accordance with water quality standards

(1) The SDG Selector tool summarizes which SDGs are relevant to a business based on their industry, country or theme (People, Prosperity, Planet, Peace, Partnership). The tool is based on business leader responses to which SDGs they thought their business had an impact on, and which might be an opportunity going forward. Country SDG selection is based on PwC's Global Business Navigator tool, taking over 200 data sources to score a country's performance against each SDG target. For more details: **https://dm.pwc.com/SDGSelector**.

SDG #8 – DECENT WORK AND ECONOMIC GROWTH

Promote sustained, inclusive and sustainable economic growth, full and productive employment, and decent work for all.

SDG RELEVANCE

- Mining generates direct employment for employees and contractors
- Local procurement takes place throughout the mining life cycle, which offers the potential for significant economic multipliers
- Mining can help to create new businesses and partnerships to improve local supply capacity, and help strengthen and diversify local economies

ELDORADO'S ACTIVITIES TO ADDRESS THIS GOAL

- Providing well-paying local employment for our communities and partners
- Identifying and working with local suppliers

- Training and supporting local businesses to build capacity and help them obtain the permits, licences or additional skills needed to work with our sites
- Collaborating with local chambers of commerce to drive economic growth in other sectors

SDG #9 – INDUSTRY, INNOVATION AND INFRASTRUCTURE

Build resilient infrastructure, promote inclusive and sustainable industrialization, and foster innovation.

SDG RELEVANCE

- Mining requires transport, water, energy, and information and communication technology infrastructure
- Through investment in local infrastructure development, mining regularly can be a significant source of capital investment for local society
- Mining can also contribute to innovation through research and development, and through local procurement

ELDORADO'S ACTIVITIES TO ADDRESS THIS GOAL

- Prioritizing local procurement and training of suppliers to upgrade expertise, capacity and the quality of services offered
- Co-funding and investing in local infrastructure and shared municipal services
- Collaborating and creating partnerships with local businesses and universities to promote research and development

SDG #13 – CLIMATE ACTION

Take urgent action to combat climate change and its impacts.

SDG RELEVANCE

- Mining companies can help by reducing their carbon footprint
- Companies can work collaboratively with stakeholders to enhance abilities to adapt to climate change and integrate measures into policies and strategies

ELDORADO'S ACTIVITIES TO ADDRESS THIS GOAL

- Undertaking energy-efficiency projects to reduce emissions
- Measuring and reporting direct (Scope 1) and indirect (Scope 2) greenhouse gas emissions

- Implementing Crisis Management Plans in accordance with the Towards Sustainable Mining program, to improve our response to emergency situations such as fires or floods
- Through our membership in the Mining Association of Canada, publicly supporting carbon pricing

Corporate Governance and Transparency

Central to Eldorado's record as a trusted operator is a commitment to ethical business practices and high standards of corporate governance. We recognize the importance of having an integrated approach to managing our operations, risks and relationships.

BOARD OF DIRECTORS

Governance at Eldorado is headed by our Board of Directors. The Board of Directors' terms of reference explicitly require the Chairman of our Board and all members of our Board committees to be independent. Together, the Board works with senior management to set long-term goals, develop strategy and monitor Eldorado's progress toward achieving its goals while providing independent and objective advice. The Board also regularly evaluates our principal business risks and monitors the effectiveness of our risk management process.

Our Board is composed of the following four standing committees: Audit, Compensation, Corporate Governance & Nominating and Sustainability. The mandate of the Sustainability Committee is as follows.

SUSTAINABILITY COMMITTEE

The Sustainability Committee oversees our policies, programs and practices in the areas of environment, health, safety, community relations and security. The Committee seeks assurance that Eldorado consistently promotes ethical, transparent and responsible behaviour, and meaningfully engages its stakeholders.

The Sustainability Committee receives detailed quarterly reports from all sites and works with Eldorado leadership to suggest directives for senior management to pursue. The Committee receives a briefing within 24 hours if a fatality, serious lost-time injury, significant environmental incident or anything that is material or legally reportable occurs. The Board of Directors, including members of the Committee, periodically visit our sites for first-hand validation and interaction with our operations personnel.

For more information on our Board committees, visit www.eldoradogold.com/about-us/leadership/board-committees.

Senior Management Oversight

Eldorado operates with a decentralized yet coordinated business infrastructure. Our senior management team in Vancouver works closely with management teams in each of our operating jurisdictions, providing a clear line of sight to each operation.

Ultimate accountability for social and environmental performance rests with our President & Chief Executive Officer, while day-to-day oversight is shared at the corporate level by the Chief Operating Officer and the Vice President Investor Relations & Corporate Communications.

In addition to frequent site visits, our senior management team aims for open communication and appropriate oversight through weekly reporting on safety, health, environment and community performance from mine General Managers and country Vice Presidents & General Managers.

CORPORATE DISCLOSURE AND TRANSPARENCY

Our governance systems are designed so that we consistently evaluate and effectively manage our risks; this, in turn, helps us stay focused on our long-term planning, decision-making and communication. We believe that clear, comprehensive disclosure and open communication with our stakeholders will continue to encourage confidence in the legitimacy and honesty of our business practices.

Governance Policies

Our Code of Business Conduct and Ethics, Anti-Bribery and Corruption Policy, and Insider Trading Policy reinforce our standards and values and outline our expectation that all employees and suppliers operate in accordance with the highest standards of legal and ethical behaviour. We also outline our commitments to protecting the environment and the safety of our people and neighbours in our Environmental and Health and Safety policies. These were last updated in 2016. In early 2016, we also published a Human Rights Policy outlining our commitment to respect and protect human rights everywhere we operate.

For more information, visit
www.eldoradogold.com/about-us/governance

Sustainability Factors in Compensation

Regular employee performance reviews are performed at all our sites, typically on an annual basis, although some sites conduct monthly performance reviews. Health, safety and environmental key performance indicators and social performance measures are embedded into performance reviews that are linked to our senior management compensation.



One of our underground team at Efemçukuru, Turkey.

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Material Topics

We conduct an annual materiality assessment to identify the key topics and aspects that should receive attention in this Report. Although we have a clear understanding of what is important from an internal perspective, the annual materiality assessment process enables us to consider external views when we are identifying and selecting the sustainability topics to report on.

On site at Efemçukuru, Turkey.

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MATERIAL TOPICS

Materiality

Beyond helping Eldorado decide on the key topics to highlight in its annual sustainability reporting, the materiality exercise creates additional value because it:

- Adds purpose and structure to our internal and external engagement initiatives
- Encourages new levels of collaboration among our senior management and stakeholders on the topics that matter most to them
- Provides direction and validation to the importance of new sustainability initiatives and strategies we adopt
- Improves our understanding and responses to stakeholder needs and concerns



A student inspects some ore on a mine tour in Halkidiki, Greece.

We use the GRI G4 definition of **materiality** to determine the topics to include in this Report. A topic is material if, in the view of senior management and/or key stakeholder groups, it is of such importance that it could in the short, medium or long term:

- have a substantial influence on the assessments and decisions of our stakeholders, or
- significantly impact Eldorado's economic, environmental and social performance.

OUR APPROACH

In 2016 we updated our methodology to determine the material topics to include in our Report, while maintaining adherence to the GRI G4 materiality requirements and the GRI Principles for Defining Report Content. An overview of our approach is outlined below:

1. Design materiality assessment

We defined the purpose and objective of the materiality assessment, determined information sources, selected stakeholders to participate, and designed interview questionnaires for internal and external stakeholders.

2. Identify material topics

We reviewed prior-year materiality assessment results, peer reports, industry reports, internal documentation, records and other sources to determine and summarize the most important social, environmental and economic topics and priorities affecting Eldorado in 2016.

3. Prioritize material topics internally

We conducted online interview-questionnaires with Eldorado's senior executives and management across Corporate, regions and sites, including professionals responsible for overseeing site social, environmental and economic performance. Respondents were asked to rank the material topics and priorities during the year based on their relevance, level of importance and impact on our stakeholders and Company.

4. Review and validate results externally

We aggregated and reviewed the results of our internal materiality assessment with a selection of Eldorado's external stakeholders, and obtained feedback on additional topics and priorities to be highlighted in this Report.

5. Finalize and publish results

We reviewed the results of our materiality assessment with Eldorado's leadership, decided on the final categories and then prioritized material topics for reporting.

RESULTS

The results of our 2016 materiality assessment are outlined in the following Materiality Matrix.

Topics that significantly increased in materiality when compared to 2015 results include: health and safety performance, permits & licences, and the political climate in countries of operation. Topics that significantly decreased in materiality from 2015 include biodiversity & reclamation, energy use, and water use & management.

REPORTING THRESHOLD

Moderate-to-higher material topics and priorities identified in the Matrix form the main content of this Report, where we describe our management approach and provide performance data and analysis. For topics of lower materiality, we describe our management approach only.

Response rate to the 2016 Materiality Assessment Interview-Questionnaire:

- 91% from internal stakeholders
- 73% from external stakeholders, comprising:
  - Industry associations (11%)
  - Consultants (26%)
  - Peers (21%)
  - Institutional investors (5%)
  - Government (15%)
  - Not-for-profit organizations (NGOs) (11%)
  - Other (11%)

Figure 1: Material Topics/Aspects


HIGHER
IMPORTANCE TO STAKEHOLDERS
LOWER
Health and Safety
Community & Government Support
Permits & Licences
Stakeholder Engagement
Local Employment and Procurement
Water Use & Management
Political Climate in Countries of Operation
Waste Management
(including Tailings)
Human Rights
Regional Economic
Development
Training & Skills Development
Emergency Preparedness
Complaints & Grievances
Metal Production
Community Investment
Operational Costs
Corporate Reputation
Bribery & Corruption
Transparency of Payments to Government
Relationships with Labour Unions
LOWER
INFLUENCE ON BUSINESS
HIGHER
Moderate-to-higher material topic
Lower material topic

Material topics are captured within the following chapters of this Report:



OUR ECONOMIC AND OPERATIONAL PERFORMANCE

- Operational costs
- Metal production



KEEPING OUR PEOPLE SAFE

- Health and safety performance
- Training & skills development
- Emergency preparedness



MINIMIZING OUR ENVIRONMENTAL FOOTPRINT

- Water use & management
- Waste management (including tailings)



STRENGTHENING OUR COMMUNITY RELATIONS

- Community & government support
- Stakeholder engagement
- Local employment and procurement
- Community investment
- Corporate reputation
- Regional economic development



RUNNING RESPONSIBLE OPERATIONS

- Permits & licences
- Political climate in countries of operation
- Human rights
- Complaints & grievances
- Bribery & corruption
- Transparency of payments to government
- Relationships with labour unions

Following the 2016 Materiality Assessment, a number of additional topics and priorities were identified; however, given that they were of lower materiality we did not include them in this Report. These topics are:

- Biodiversity & reclamation
- Land acquisition & use
- Supply chain management
- Security standards
- Capital allocation & budgets [1]

Energy use, greenhouse gas emissions and cyanide management were also identified as lesser material topics for reporting, but are briefly discussed within the Environment section of this Report.



An employee attends a health check-up at Kişladağ, Turkey.

(1) For details on capital allocation and budgets, please see Eldorado's MD&A and Financials: www.eldoradogold.com/investors/financial-information/annual-reports.

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Our Economic and Operational Performance



SUSTAINING LONG-TERM ECONOMIC GROWTH AND PERFORMANCE

We aim to build value for all those invested in us – from our employees to our shareholders. We do this by discovering, acquiring and developing quality gold assets in prospective jurisdictions. This has been our strategy for the past 24 years and underpins our vision to build a sustainable, high-quality business in the gold sector.

Eldorado's focus on building a sustainable, competitive business stems from a commitment to the following four strategic priorities:

1. **Quality assets** – Our business is based on a portfolio of long-life assets in prospective jurisdictions. The quality of our asset base allows us to achieve long-term growth with high margins, enhancing our ability to generate free cash flows and earnings per share.

2. **Operational excellence** – We invest in new technologies and training our people with the aim of increasing productivity, reducing risk and operating to guidance year over year.

3. **Capital discipline** – Capital discipline underpins every business decision we make. We consider all competing uses of cash and prioritize capital for sustaining our operations and developing our key projects. Our balance sheet strength is a key competitive advantage, as it positions us to develop our assets, take advantage of opportunities and withstand external market pressures.

4. **Accountability** – We are committed to doing business honestly, respecting our neighbours, minimizing our environmental impacts and keeping our people safe. Operating this way is essential to the sustainability of our business.

WHY THIS MATTERS

Eldorado is committed to building a sustainable, competitive business that aims to benefit each of our stakeholders, from investors through to host countries and communities. Our ability to operate at a profit and return value to all our stakeholders is central to our contribution to sustainable development.

RESPONSIBILITY FOR ECONOMIC AND OPERATIONAL PERFORMANCE

Operations teams located at each of our sites are responsible for the day-to-day oversight, management and operation of our assets, with each reporting directly to their mine General Manager and country Vice President & General Manager, who in turn report to Eldorado's Chief Operating Officer (COO). The COO annually sets operational objectives and targets, and reviews operational performance on a weekly basis.

Finance teams in each of our operating regions are responsible for overseeing our economic performance and working with sites to ensure production and development activities follow mine plans and budgets. Regional finance teams report to Eldorado's Corporate Controller, who in turn reports to Eldorado's Chief Financial Officer (CFO). The CFO annually sets financial objectives and targets, and reviews progress against plans and budgets on a monthly basis.

At Eldorado's Corporate Office, the Vice President Corporate Development and Executive Vice President Administration are responsible for overseeing activities related to the acquisition or sale of assets by the Company.

Eldorado's President & CEO is ultimately accountable for our economic and operational performance and is responsible for reviewing annual objectives, targets, budgets and plans, while working together with the Board of Directors. The CEO and Board oversee the Company's senior management team who are responsible for the daily operations of the business.



Gold pour at Kişladağ, Turkey.

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YEAR IN REVIEW

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OUR OPERATIONS

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MATERIAL TOPICS

OUR PERFORMANCE IN 2016

Table 1: Annual Operational and Financial Performance

(At December 31, 2016)	2016 [1]	2015	2014
Operational			
Gold produced (oz)	486,025	723,532	789,224
Average realized gold price ($/oz)	1,253	1,168	1,266
Cash operating costs ($/oz)	579	552	500
Total cash costs ($/oz)	621	606	557
All-in sustaining cash costs ($/oz)	900	842	779
Gold reserves (Moz)	19.3	24.9	25.9
Financial ($ millions unless otherwise noted)			
Revenues (from all metals)	650.2	863.3	1,067.9
Gold revenues	605.9	823.8	980.9
Gross profit from gold mining operations	203.5	230.0	382.7
Adjusted net earnings	47.4	13.2	138.7
Net profit (loss) attributable to shareholders	(344.2)	(1,540.9)	102.6
Cash flow from operations (before changes in working capital)	142.0	192.3	342.9
Dividends paid (CDN$/share)	0.00	0.02	0.02

We finished 2016 with an average realized gold price of $1,253, 7% higher than in 2015. However, profit from gold mining operations (including discontinued operations) fell year over year due to lower gold sales and higher unit costs. The sale of our Chinese assets during the year and lower gold production at Kişladağ led to a decrease in gold sales, which in turn impacted our all-in sustaining costs that increased year over year to $900 per ounce of gold sold. Revenues for the year (including discontinued operations) were $650.2 million.

The sale of our Jinfeng, White Mountain and Tanjianshan mines and the Eastern Dragon project in 2016 marked the end of Eldorado's 11-year history of operating in China. The Company realized net proceeds of $881.6 million on the sale of our Chinese assets.

The cash acquired through the divestiture provides the Company with the financial flexibility to advance our internal project pipeline, most notably the Olympias and Skouries development projects in Greece. These long-life, high-quality assets will further strengthen Eldorado's operating position in Europe and will provide a long-term source of gold production and revenue.

(1) 2016 figures include both continuing and discontinued operations. Ounces produced include production from tailings retreatment at Olympias.

Keeping Our People Safe



Safety is a core value at Eldorado and is fully ingrained in the way we do business. From planning through to operations, we strive to reduce risk through elimination, substitution, engineering controls, training procedures and protective equipment. Our managers are expected to lead by example, and to prioritize and implement safe attitudes and initiatives to promote a culture of safety.

WHY THIS MATTERS

Health and safety in the workplace matters to everyone at Eldorado, particularly given that the risks of working in heavy industry are inherent across all our sites. Protecting the health and safety of our employees, contractors and communities is therefore one of our biggest priorities and a cornerstone of our operating philosophy.

High-risk and safety-sensitive activities include but are not limited to: working at heights, handling and using explosives, exposure to hazardous chemicals, working in confined spaces, operating heavy or mobile equipment and driving vehicles. Health and safety also encompasses industrial hygiene, which may include disease or injury resulting from prolonged employee exposure to certain physical elements, such as heat, noise or dust.

The core principles of Eldorado's approach to health and safety are:

- Safe work practices go hand-in-hand with productivity
- Risks must be identified and controlled
- Investing in education and training for our workforce
- Demonstrating empathy in leadership
- Continuously reviewing safety performance to achieve improvements

RESPONSIBILITY FOR SAFETY

Everyone has a primary responsibility for their own and their colleagues' safety. Health and Safety teams and site management at each of our sites are responsible for the day-to-day oversight, implementation and management of our Health and Safety policies, programs and activities. Each team reports directly to their mine General Manager and country Vice President & General Manager, who in turn report to Eldorado's COO. The COO annually sets safety objectives and targets, and reviews safety performance on a week-to-week basis.

Eldorado's President & CEO is ultimately accountable for our safety performance. At the Board level, the Sustainability Committee has oversight of all health and safety activities.

CREATING A SAFETY CULTURE

Our approach to health and safety is a balance between equipping individuals with the skills to recognize hazards and the values to make the right decisions, while ensuring that strong policies, procedures and systems are in place to safeguard workplaces. We continue to strengthen our safety

culture by taking a holistic view towards safety leadership that incorporates psychological aspects (how our people feel), behavioural aspects (what our people do) and situational aspects (our policies, procedures and systems).

Through a global commitment to leadership and training, the identification and mitigation of risks, and being prepared for and learning from incidents, we continue to explore ways to make our workplaces safer.

HEALTH AND SAFETY MANAGEMENT SYSTEMS

Each of our operations has established a site-specific occupational health and safety policy that is aligned with our corporate Health and Safety Policy, and establishes requirements to monitor and report lead and lag indicators. We have found site-specific approaches to be particularly successful as they account for cultural attitudes towards safety and can be targeted at areas of priority. Site-specific health and safety targets are defined annually as part of the management review element of our health and safety management systems.

To complement our internal systems, we use the internationally recognized OHSAS 18001 Occupational Health and Safety Management System Standard to help us better identify and manage safety risks and improve our safety performance. Our Kişladağ and Efemçukuru mines in Turkey and our Halkidiki assets in Greece are all independently certified to OHSAS 18001.

100% of Eldorado's operating mines and construction projects have Occupational Health and Safety Management Systems certified to OHSAS 18001



Welding at Kişladağ, Turkey.

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MATERIAL TOPICS

TRAINING AND SKILLS DEVELOPMENT

Developing workforce capacity and conducting regular training across all of our sites is an ongoing priority. The majority of our workforce comes from local communities and regions, and they often have no prior mining experience. We believe there are significant social and economic benefits to building a local workforce and economy, and we invest in relevant training and development initiatives to improve the productivity and safety of our employees. We are proud of the low turnover rates across each of our sites, as the retention of personnel (see page 64) is a great indicator of both our Company performance and employee satisfaction.

All new recruits and interns at our facilities undergo training on safety, accident prevention, environmental issues and Company procedures, among other topics. Ongoing training priorities are defined based on job requirements, performance evaluation notes and legal requirements. Even at sites with a long mining history and a well-established workforce, such as Kişladağ, we see the benefits of refresher training to improve employee capacity, productivity, and health and safety performance.

Table 2: Total Hours of Employee Training by Region

	Turkey		Greece		Brazil		Romania		Total	
	Male	Female	Male	Female	Male	Female	Male	Female	Male	Female
Employees	65,314	1,428	26,391	3,392	762	–	4,874	288	97,341	5,108
Supervisors	4,345	299	5,335	142	185	–	352	–	10,217	441
Executives	400	102	1,468	152	–	–	904	448	2,772	702
Contractors	23,402	252	4,521	175	4,142	117	232	–	32,297	544
								Total:		149,422

Table 3: Total Hours of Safety Training by Region

	Turkey	Greece	Brazil	Romania	Total
Employee training hours	31,551	17,580	165	6,226	55,522
Contractor training hours	14,816	4,234	3,876	–	22,925
				Total:	78,447

Training programs provided by Eldorado in 2016 included:

Governance – Eldorado policies, including Code of Business Conduct and Ethics, Anti-Bribery and Anti-Corruption

Safety – General Safety Orientation, Underground Safety Orientation, Hand Injuries, Use of Diphoterine, Working at Heights, Train the Trainer, Five Point Safety System, Mine Rescue, Safe & Economic Driving, Defensive Driving, Basic Principles of Fire & Fire Fighting, Emergency Plan and Response, Hazard Awareness, Safe Use of Chemicals and Contaminants, Energy Isolation and Permits

Health – Ambulance Driving Training, First Aid Training for Fieldwork, CPR – AED, Training on Dust Sampling, Snake & Insect Bites, Noise & Measurements

Technical – Software (AutoCAD, Datamine, Microsoft Office, SAP), Analytical Methods, Preparation of Environmental Samples, Maintenance & General Machinery Operation, Supply Chain Management, Technical Field Training (e.g. geological modelling)

Management – Leadership Skills Development, Successful Team Building, Business Management, 5S Lean Management

Environment – Coaching on ISO 14064 – 1 GHG, Verification, Solid Waste Management – Solid Waste Characterization, Environmental Licensing Project – Environmental Inspections: Legislation, Interpretation & Applications

HEALTH AND SAFETY PERFORMANCE

We achieved strong health and safety performance in 2016, with a 10% reduction to our LTIFR to 0.93 – the fifth consecutive year of reduction. We still have significant room for improvement, as we sadly experienced a fatal accident in February 2016 at our underground Stratoni Mine in Greece. We also saw a 13% increase to our TRIFR, [1] largely due to a drop in our total man-hours worked following the sale of our Chinese assets, without a corresponding drop in the total number of injuries experienced. Employee health and safety are major priorities and we continue to review and reinforce our safety practices across each of our sites and projects to prevent future incidents from occurring.

Figure 2: 2016 LTI Categories



- ■ Chemical hazard
- ■ Fall of rock face
- ■ Handling of material
- ■ Use of hand tools
- ■ Use of machinery
- ■ Power haulage
- ■ Slip or fall of person
- ■ Striking or bumping

Table 4: Safety Performance

	Turkey		Greece			Eldorado Global [2]		
	Kişladağ	Efemçukuru	Stratoni	Olympias	Skouries	2016 Total	2015 Total	2014 Total
Fatalities	0	0	1	0	0	1	0	0
LTIFR [3]	0.4	1.9	3.4	1.5	1.8	0.93	1.04 [4]	1.38
TRIFR [3]	4.4	13.5	18.0	5.3	5.4	5.47	4.86 [4]	6.68

Weekly health and safety incident reports are prepared by each site and region and outline weekly, month-to-date and year-to-date statistics, including:

Near misses – An incident which, in different circumstances, could have resulted in harm to people, damage to property or loss to a process

First aid incidents – Care is provided to a person who is injured or who suddenly becomes ill (e.g. disinfecting a cut, applying a bandage, treating a sunburn, etc.)

Medically treated injuries – An injury or disease that resulted in basic treatment (not first aid treatment) given by a physician or other medical personnel (e.g. prescription medication, sutures, therapeutic treatment)

Restricted work injuries – An injury or disease that resulted in the restriction of work or motion, including temporary or permanent transfer to another job

Lost-Time Injuries – A work-related injury or disease that resulted in time lost from work of at least one day or shift, a permanent disability, or a fatality

Fatalities – Death resulting from a work-related accident

SPOTLIGHT: REDUCING VEHICLE ACCIDENTS WITH THE ISO ROAD SAFETY STANDARD

In 2016, there were a number of road accidents both within and around our Stratoni, Olympias and Skouries sites in Greece. Most incidents were not work-related and involved members of the public, but our Health and Safety Department saw an opportunity to address this by implementing the ISO 39001 Road Traffic Safety management system standard. The standard provides a tool for vehicle fleet operators to reduce death and serious injury due to road accidents, and creates additional requirements for safety aspects including speed, vehicle condition and driver awareness. Our goal is that implementing this standard will further strengthen our safety culture and that this culture will permeate to local communities where many of our employees reside.

In December 2016, Hellas Gold's Road Traffic Safety Management System was independently certified in accordance with ISO 39001.

(1)   A recordable injury includes fatalities, lost-time injuries, restricted work injuries and medical treatment cases. Minor injuries, such as first aid cases, are not considered recordable injuries.

(2)   Eldorado Global includes all injuries incurred across Turkey, Greece, Romania, Brazil, exploration activities and China (as at date-of-sale).

(3)   The frequency rate is the number of injuries that occurred per 1 million man-hours worked.

(4)   An adjustment to the reported LTIFR and TRIFR in 2015 occurred following updated site data for total man-hours worked, increasing from 1.03 to 1.04.

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SPOTLIGHT: REDUCING SAFETY HAZARDS IN GREECE

We regularly conduct safety training as part of our continuous efforts to improve safety awareness and performance. Our commitment to safety extends beyond our own employees. Any incident affecting a contractor or visitor at our sites is treated with equal importance, diligence and attention.

In 2016, as Eldorado continued with construction of the Olympias and Skouries projects in Greece, we saw an increase in the number of safety incidents and injuries affecting our workforce.

At our Olympias Phase II project and at Skouries, where the majority of our Greek employees and contractors are employed, our Health and Safety team undertook an initiative to increase the number of site safety inspections, identifying safety hazards in advance of potential incidents occurring. We define a hazard as anything in the workplace that has the potential to harm our people or equipment. During daily inspections, the Health and Safety team flagged any hazards caused by employees or individual contractors, which were recorded, aggregated and reported back to employees and contractors, helping to raise safety awareness. Good practices were also identified in order to highlight and commend strong safety processes, and to help strengthen the safety culture of the workforce to drive continuous improvement.

In Greece, where safety management has historically focused on lagging statistics and indicators, this new approach has been particularly effective as it facilitated a positive change to health and safety management through a simple focus on leading indicators.

In February 2017, the Olympias Phase II project celebrated a key milestone, with one million man-hours worked and no LTIs. Since April 2016, there have been over 500,000 man-hours worked and no LTIs at our Skouries project.

ENSURING CONTRACTOR SAFETY

We communicate our minimum expectations regarding contractor health and safety rules as a component of the tender notice and project assignments at our mining facilities. These expectations form an integral part of the contracts Eldorado signs with each contractor and they educate contractors to carry out work safely and in line with Eldorado's standards; prevent accidents among their staff, our staff or third parties; and avoid damage or harm to facilities and equipment belonging to the contractor, Eldorado or third parties.

If contractors do not follow safe practices, we require them to cease work until remedial actions have been taken. This may include implementing written procedures for high-risk tasks within the contractor's scope, documenting training for all personnel, conducting fit-for-purpose audits of machinery, materials, personal protective equipment (PPE) and emergency equipment used by the contractor, and re-inducting their employees to Eldorado's site safety requirements.

SAFETY BEYOND THE MINE

Our commitment to health and safety does not end with our employees and contractors. We also consider local stakeholders' health and safety in our activities. To promote health and safety in the communities near our operations, our sites have informal or formal aid assistance programs in which Eldorado's emergency response teams help in community emergencies if needed. Health programs at our sites provide basic medical treatments and services for employees and contractors, including immunizations and medical checkups.

EMERGENCY PREPAREDNESS

By planning for emergencies, we identify, prioritize and implement controls for potential hazards at our sites, which helps to minimize their impact while safeguarding our employees and the environment.

Emergency response programs are in place at our operations. Our emergency response teams are made up of employees who have received additional training in emergency protocols, procedures and equipment. The emergency response programs include extensive emergency drills and emergency training, such as mine rescue drills, fire drills and CPR first aid training and include training in the use of hazardous materials suits and other safety equipment. Our emergency response teams also maintain close working relationships with community-based emergency responders, and provide additional support and resources to local responders in the event of a serious off-site incident.

Our operating regions have also implemented crisis management plans consistent with the MAC's TSM Crisis Management and Communications Planning protocol.



Minimizing Our Environmental Footprint

We are committed to protecting the air, water and soil – resources that we all share. This is why we carefully plan, design and build operations to limit our environmental footprint to what is necessary. It is why we implement new technologies to get the best efficiency out of the resources and materials we use while adhering to safety and environmental regulations, and reclaiming areas no longer needed for mining use. And it is why we maintain systems to identify, manage, monitor and mitigate our potential impacts from project inception through to closure.

WHY THIS MATTERS

Mining by its very nature impacts the natural environment. It is important to us and our stakeholders that we avoid, minimize or, at the very least, manage the environmental impacts of our operations throughout the life of our mines. Our permits and licences outline the environmental parameters within which we must operate and specify the environmental standards that we are obliged to meet. Poor environmental management and performance would prohibit our ability to operate legally, responsibly and with the support of our stakeholders and local communities.

RESPONSIBILITY FOR ENVIRONMENTAL STEWARDSHIP

Environment teams located at each of our sites are responsible for day-to-day oversight, implementation and management of our environmental policies, programs and activities. Each team reports directly to its mine General Manager and country Vice President & General Manager, who in turn report to Eldorado's COO. The COO annually sets environmental objectives and targets, and reviews environmental performance on a weekly basis.

Eldorado's President & CEO is ultimately accountable for our environmental performance. At the Board level, the Sustainability Committee has oversight of all environmental activities.

PRINCIPLES FOR ENVIRONMENTAL EXCELLENCE

We are focused on maintaining sound environmental practices in our activities with the aim of developing, operating and closing mines in a responsible manner. Across development operations and sites, our actions are guided by the following principles for environmental excellence:

- Ensuring that the protection of human health and the natural environment is accomplished at the same time as benefits are derived from economic and social development

- Providing necessary training on environmental matters to contribute to greater environmental awareness in our operating jurisdictions

- Protecting social and cultural assets within our project area

- Making sure that environmental legislation is strictly observed and complied with

- Informing the public, relevant government institutions and other stakeholders of our environmental performance in a fully transparent manner

ENVIRONMENTAL POLICY

Eldorado's **Environmental Policy** forms part of our governance system and outlines our commitment to protect the natural environment where we work. We seek to apply best practices to minimize our impact on and to protect the environment across every stage of our mines' life cycles. Our Environmental Policy is centred on:

- A commitment to strict compliance with local and national regulations, and our operating permits and licences

- A commitment to the continuous improvement of our environmental performance

- The application of best available technologies and practices whenever possible

- A commitment to remediation and rehabilitation of areas no longer needed for mining use



Environmental testing at Efemçukuru, Turkey.

ENVIRONMENTAL MANAGEMENT SYSTEMS

We have achieved certification under the International Standards Organization 14001 (ISO 14001) Environmental Management System Standard at our Kişladağ and Efemçukuru mines in Turkey and at our Halkidiki assets in Greece. The overall aim of ISO 14001 is to support environmental protection and prevent pollution. ISO 14001 represents a stringent guideline created to help organizations achieve environmental goals, using a structured approach that enables consistent environmental performance over time.

> **100% of Eldorado's operating mines and construction projects have Environmental Management Systems certified to ISO 14001**

Establishing environmental management systems at our operations has involved:

- Developing site-specific environmental policies
- Establishing objectives and processes to achieve the policy commitments
- Continuously taking action as needed to improve performance
- Demonstrating our performance through regular audits and reporting

Every newly recruited employee, including the personnel of suppliers and contractors, must complete environmental training, and existing employees are provided with ongoing environmental training to keep their environmental knowledge up to date.

Kişladağ water treatment plant.



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SPOTLIGHT: THE INTERNATIONAL CYANIDE MANAGEMENT CODE

Cyanide management is a core focus of our operating and monitoring activities at our sites that use cyanide to separate gold from ore. We use very dilute solutions, in the range of 0.01–0.05% sodium cyanide, and we have strict protocols and procedures in place for cyanide storage, handling and disposal.

We applied to become an ICMC signatory in 2012. The International Cyanide Management Code is a voluntary initiative for gold mining companies aimed at protecting human health and preventing adverse environmental impacts. The Code provides guidance on the safe management of cyanide before, during and after the gold recovery process. Certification involves an independent audit of mining operations to verify that site policies and procedures meet the ICMC's rigorous standards. Audit results are made public to inform stakeholders of the status of cyanide management practices at the certified operation.

In 2016, Kişladağ successfully completed its first re-certification audit under the ICMC. Kişladağ is currently the only mine operated by Eldorado that uses cyanidation for gold extraction.

As part of the original certification, we developed and implemented additional health, safety and environmental management systems and procedures in order to fully comply with all nine of the Code's principles:

1. **Production** – Kişladağ uses suppliers who limit their workers' and the environment's exposure to cyanide.

2. **Transportation** – Our cyanide transporters have rigorous emergency response plans and cyanide management practices.

3. **Handling and storage** – Our unloading, storing and mixing facility complies with the Code, with effective ventilation and measures to prevent cyanide from leaching.

4. **Operations** – Updated policies and emergency procedures that govern Kişladağ's management and control of cyanide help facilitate its safe use.

5. **Decommissioning** – When Kişladağ reaches the end of its mine life, we have stringent decommissioning plans in place to protect human health and wildlife.

6. **Worker safety** – From contractors to employees, we consider the exposure risk to everyone on our site, and work to minimize or eliminate this risk.

7. **Emergency response** – In the event of an emergency, Kişladağ is prepared to protect human health and minimize environmental impacts through training and investment in appropriate response equipment.

8. **Training** – Cyanide management is the responsibility of our employees and contractors, and their competency, skill and awareness begin with the training we provide them to safely operate with and respond to any issues with cyanide.

9. **Dialogue** – We've successfully maintained communications with our local communities, informing them about our plans and the safety of our facility.

For more information on the ICMC, please visit www.cyanidecode.org.

ENVIRONMENTAL IMPACT ASSESSMENTS

EIAs are conducted to evaluate the potential impacts a proposed project may have on environmental resources and the people who depend on them. As part of the permitting procedure during project development, we identify potential impacts and submit mitigation plans to regulators. Once completed, EIAs are comprehensive documents that include baseline studies to assess the current state of the environment at the proposed mine site. They also identify potential effects of our planned activities and outline steps to minimize any identified risks. EIAs require extensive consultation with local communities, as well as considerable input from technical and environmental experts.

ENVIRONMENTAL MONITORING

In line with international best practices, Eldorado regularly monitors air, soil and water quality, as well as noise levels and energy use at our projects and operations. This enables us to operate within regulatory frameworks and provides a benchmark upon which we can implement programs to further minimize our use of water, energy and chemicals.

As part of our commitment to transparency and accountability, our operating sites have established independent environmental committees. These external committees include academics, scientists and representatives from local authorities. Committee members collect environmental data from the site and submit it to third-party laboratories for testing, to confirm independence and accuracy. This approach has helped strengthen our credibility by providing our stakeholders with additional third-party accredited information.

In 2016 we also finalized an environmental monitoring database that provides information from Stratoni, Skouries and Olympias online. The database enables public access to our environmental monitoring data from 320 stations across Halkidiki that measure soil, water and air quality, greenhouse gas emissions, noise and vibration. With an investment of over €3 million in state-of-the-art equipment, this initiative is one of the leading environmental monitoring programs in Europe.

Reportable Spills

We had no reportable spills at Eldorado's sites in 2016 or in 2015.

SPOTLIGHT: BIODIVERSITY CONSERVATION AT KIŞLADAĞ

We believe that mining can co-exist with biodiversity conservation. Identifying and protecting high-value species and habitats, and returning landscapes to conditions similar to their pre-mining state, are critical to our social licence to operate and ability to advance new projects.

Since 2015, the Kişladağ mine has supported biodiversity efforts by studying the mine's impacts on local flora and fauna in partnership with the faculty of sciences from two local universities and environmental consultants. As part of these studies, Kişladağ published a Biodiversity Action Plan (BAP) in 2015 to reinforce the site's conservation activities and achieve its objective of no net loss of biodiversity due to mining. The BAP was developed in four stages.

- **Stage 1** – Establish baseline information on biodiversity, and assess risks and impacts associated with project activities.
- **Stage 2** – Identify stakeholders and prioritize biodiversity risks and impacts on biodiversity.
- **Stage 3** – Define priority habitats and species of conservation importance, and determine BAP actions targeting each of them.
- **Stage 4** –Establish a management schedule and monitoring program, and take corrective measures whenever necessary.

Following publication of the initial BAP, Kişladağ completed additional studies in July and November of 2016 to capture additional seasons within the study, and in December 2016 a final BAP was published and adopted by Kişladağ. Studies to date have determined that no perceptible impacts on biodiversity outside of the direct mining area have occurred.

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WATER USE AND MANAGEMENT

Availability and access to water is critical for our mining operations. We use water for mineral processing, dust suppression, slurry transport and personal consumption, and responsibly managing water is therefore essential to our long-term sustainable development. Effective water management and recycling practices help limit our reliance on water sources, and effective governance ensures that water discharges fall within the parameters of our permits and licences. While we do not set quantitative targets regarding water consumption, our water use is strictly controlled across all of our sites, and each operation has implemented practices that reduce, reuse and recycle water.

Monitoring Water Resources

Across our operations, we withdrew nearly 11 million m³ of water in 2016. This includes water removed from our sites following precipitation as well as groundwater that must be continuously pumped out from our underground mines. Overall, we experienced a 4% increase in total water withdrawals in 2016 compared to 2015 volumes, largely attributable to an increase of groundwater flows and subsequent mine dewatering.

Water use is continuously monitored using flow meters, and we regularly take water quality samples from groundwater and surface water sources within and around our sites. We compare water quality results with the

limit values set out in pertinent regulations and our operating permits, and we share these detailed results with regulators and government, typically on a quarterly basis.

Water availability varies by site. At the Stratoni, Olympias and Skouries in Greece, water seeping into our underground mines provides the majority of water we require to operate, with small additional volumes collected via rainwater and municipal supplies. For our operations that have limited access to water, such as Kişladağ in Turkey, we have implemented an extensive water conservation and recycling program to reduce our need to withdraw water. The Kişladağ water treatment plant treats up to 5,000 m³/day of surface water from the waste rock dump and groundwater from the open pit.

Recycled water makes up the majority of our water use, particularly at those sites where we have zero water discharge requirements. Recycled water is used for mineral processing, dust suppression and slurry transport, as well as throughout our leach pad areas and adsorption, desorption, recovery (ADR) carbon plants.

All water that comes into contact with our sites is treated and tested before being used or discharged back into the environment (e.g. rivers, lakes and reinjection into groundwater) where regulations allow.



WATER FLOW THROUGH A MINE SITE

WATER INPUTS
A Precipitation (rainfall and snow)
B Surface water (lakes, rivers, oceans)
C Ground water (wells, mine dewatering)
D Wastewater from another organization
E Municipal water

WATER USE
F Potable water, fire suppression
G Drilling
H Dust suppression
I Processing (ore preparation, solids/water preparation, mineral extraction)
J Leach pad
K Tailings slurry

WATER TREATMENT
L Wastewater treatment ponds
M Water treatment plant

WATER OUTPUTS
N Releases to aquatic environment (treated water)
O Water diversion of non-contaminated water
P Evaporation

Table 5: Total Water Withdrawals (m³ thousands)

Site	Rainwater	Ground water – renewable	Municipal supply	2016 Total	2015 Total [1]
Kişladağ	–	1,254	–	1,254	837
Efemçukuru	–	976	–	976	692
Stratoni	16	3,909	8	3,933	4,373
Olympias	53	4,228	–	4,281	4,113
Skouries	8	458	–	466	485
Total	77	10,825	8	10,910	10,500

Our reported water efficiency is not a true reflection of site water use or its correlation to production. In reality, due to the need to dewater our mines, we withdraw far more water than we use and consequently our actual water efficiency is much higher. As we continue to improve our data collection and reporting we are investigating new data sources in order to improve our understanding of water balances and to calculate our water efficiency as a relationship of water used in production per ounce of gold produced.

Table 6: Water Efficiency (m³/oz Au production)

Year	Kişladağ	Efemçukuru	Total
2016	5.9	9.9	7.2
2015 [2]	3.0	6.9	4.0

Table 7: Volume of Water Recycled and Reused (m³ thousands)

Category	Kişladağ	Efemçukuru	Stratoni	Olympias	Skouries	2016 Total
Water processed by Company water treatment plants	443	–	3,900	4,226	–	8,570
Water recycled and reused	26,909	–	1,325	951	457	29,641
Water recycled and reused (as % of total water use)	96%	–	25%	18%	50%	73%

Site water treatment plants operate continuously year-round to reduce our reliance on external water sources. Kişladağ uses a leach pad to extract gold from ore, treating and circulating approximately 50,000 litres of water per minute through a closed system, with minor losses attributable to evaporation. Approximately 21 times more water is recycled and reused by the site compared to new water withdrawals.

Other sites, like Skouries, will not allow any contact water to be openly discharged back into the environment. Instead, we use water diversion channels to redirect surface water flows away from the site, and any precipitation or groundwater that enters the site is captured, stored, reused and/or evaporated.

For more detailed information on Eldorado's water use and management practices, please see our annual responses to the Carbon Disclosure Project Water Survey available on the CDP website: **www.cdp.net**.

(1)   2015 total water withdrawals have been adjusted to exclude data related to Eldorado's former Chinese assets. Minor updates to water withdrawals have been applied based on the latest available data.

(2)   Minor adjustments have been made to Efemçukuru's calculated 2015 water efficiency, based on updated water withdrawal data.

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ENERGY USE AND MANAGEMENT

Although energy use was not identified by our stakeholders as a material topic, it is a significant operating cost and related air emissions are one of our major environmental impacts. We have therefore included a brief summary of our energy use and management practices.

Our energy is sourced primarily from fossil fuels (diesel, liquefied petroleum gas (LPG), gasoline and natural gas) and electricity. Diesel is consumed by our mines' heavy-vehicle fleet, portable light towers and emergency back-up generators. LPG and gasoline is consumed by our light-vehicle fleet, and natural gas is used for building heating. Finally, electricity is primarily used by our electric excavators, as well as for mining and milling operations. Electricity is primarily sourced from the national grid, while the Skouries project will continue to use diesel generators until the construction of site transmission lines and transformers is completed.

Figure 3: 2016 Energy Sources





Inside the Efemçukuru processing plant, Turkey.

Globally we are seeing an emphasis on regulation that may penalize heavy energy users and greenhouse gas (GHG) emitters. As a result of both the upfront costs associated with energy use at our operations and the potential for our operating jurisdictions to impose GHG emission levies, improving the energy efficiency of our operations is important to us.

In some of our operating jurisdictions, energy efficiency and GHG emission reduction goals are already represented in national regulations. For example, in Turkey each year, an energy usage declaration is made to the government, and every four years an energy efficiency study must be performed and submitted to the government.

At the Stratoni, Olympias and Skouries sites in Greece, we implemented the ISO 50001 Energy Management Standard in 2016 to help improve energy efficiency and identify efficiency opportunities. ISO 50001 assists us in systematically setting and reaching energy use goals and achieving cost savings.

In 2017, Eldorado will review plans for an Energy Policy that establishes energy efficiency and GHG targets at each of our sites.

The following tables outline the energy use, energy intensity and the GHG emissions produced at each of our sites in 2016.

Table 8: Total Direct and Indirect Energy Use by Source (GJ)

Site	Diesel (mobile equipment)	Diesel (stationary equipment)	Natural gas	Electricity	2016 Total	2015 Total	% Change since 2015
Kişladağ	738,938	12,434	2,491	328,193	1,082,056	1,316,900	(18)%
Efemçukuru	90,743	–	–	188,228	278,971	233,019	20%
Stratoni	34,783	–	–	92,137	126,920	119,476	6%
Olympias	35,358	–	–	66,315	101,673	139,221	(27)%
Skouries	–	26,670	–	–	26,670	28,982	(8)%
Total	899,822	39,104	2,491	674,873	1,616,290	1,837,598	(12)%

Table 9: Energy Intensity (GJ/oz Au produced)

Year	Kişladağ	Efemçukuru	Total	% Change
2016	5.12	2.84	4.40	8%
2015	4.68	2.32	4.06	–

In 2016 we reduced energy consumption by 12% across our sites. This was largely due to significantly reduced tonnes mined (-32%) and waste production (-54%) at Kişladağ in 2016 as compared to 2015. While Kişladağ saw an increase in gold grade from 0.7 g/t in 2015 to 0.8 g/t in 2016, Efemçukuru saw an 8% drop from 7.82 g/t in 2015 to 7.21 g/t in 2016. This drop meant that Efemçukuru had to mine and process more ore to maintain a consistent level of production compared to the prior year. Overall, we saw a net increase in energy intensity to 4.4 GJ per ounce of gold produced.



A haul truck in the Kişladağ open pit, Turkey.

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Table 10: Greenhouse Gas Emissions [1] (tCO$_2$e)

Year	Scope 1	Scope 2	Scope 3	Total	% Change since 2015
2016	67,268	98,366	654	168,304	(10.2)%
2015	82,700	101,754	892	187,361	–

Our calculated GHG emissions are attributable to all of Eldorado's operating mines, construction and development projects, with the exception of Perama Hill (no on-site activity) and our previously owned Chinese sites. Scope 1 (direct) GHG emissions relate to the combustion of energy sources that are owned or controlled by Eldorado, the majority of which are attributable to diesel consumption by our vehicle fleets. Scope 2 (indirect) GHG emissions are from the consumption of purchased electricity.

We estimate scope 3 (other indirect) GHG emissions from employee air travel, which saw a significant decrease compared to 2015 emissions, attributable to less travel by Eldorado's corporate staff to our operating regions and sites.

For more detailed information on Eldorado's energy use, energy efficiency, emissions and air quality, please see our annual responses to the Carbon Disclosure Project Climate Change Survey available on the CDP website: www.cdp.net.

WASTE MANAGEMENT

Different forms of waste are generated through our mining activities, including overburden, waste rock, tailings, slag, mine water, sludge and refuse. Waste rock is the primary form of waste generated, which is material that has been extracted from the mining areas in order to access ore. Waste rock contains no economically valuable material.

Waste generated is sorted and classified as hazardous or non-hazardous waste, in line with regulations. All types of waste, including hazardous waste, are stored and disposed of with consideration for their potential environmental impacts. Management programs are developed and implemented, depending on the characteristics of the waste being generated. For example, at Efemçukuru, where waste rock has acid rock drainage potential, storage areas are lined and seepage is collected and treated before disposal. Where waste rock does not pose any toxicity risk, such as at Olympias, it is partially reused for mine backfill.

Waste management activities and objectives represent significant elements of our ISO 14001 environmental management systems. As per local regulations in each of our operating jurisdictions, all disposed waste types and quantities are recorded in legal disposal documents that are periodically submitted to host governments. We conduct due diligence on our waste disposal contractors, and periodically visit disposal and recycling contractors to evaluate their environmental practices.

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(1) Emissions have been calculated in accordance with the Greenhouse Gas Protocol developed by the World Resources Institute and the World Business Council on Sustainable Development. Conversion factors were obtained from the National Energy Board's Energy Conversion Tables, while emission factors were obtained using the relevant year DEFRA Conversion Factors, applying Global Warming Potential factors from the Intergovernmental Panel on Climate Change's fourth assessment report. Scope 3 emission totals were independently calculated by Eldorado's travel agent. 2015 and 2014 GHG totals have been adjusted to exclude emissions related to Eldorado's previously owned Chinese assets.

DUST CONTROL AND MANAGEMENT

The creation of dust is one impact we manage closely and actively. Major sources of dust emissions include:

- Blasting operations in the open-pit area
- Loading, haulage and offloading of ore and waste rock
- Operation of crushing units
- Road traffic

Where we have the potential to create significant dust, we ensure that water tank trucks continuously perform on-site watering activities to suppress dust. In fact, dust suppression is one of our major uses of water on site, particularly at our open-pit sites. In dry seasons, materials are dampened before we conduct blasting operations. Water spraying and closed dust collecting systems are provided, particularly at the primary crusher and the fine ore stockpile areas. Water sprayers are also used on conveyor belts at certain intervals. With the goal of measuring the results of these mitigation activities, regular dust measurements are taken around our operations and in neighbouring villages at regular intervals.

TAILINGS MANAGEMENT

Tailings management is a core activity at our Efemçukuru, Stratoni and Olympias sites, and it is embedded in daily working and monitoring practices. As a heap-leach operation, there are no tailings produced at Kişladağ. Vila Nova, currently under care and maintenance, also has a tailings facility that falls under the site's environmental monitoring program.

Tailings are the material that remains after the mineral extraction process is completed and are primarily a mixture of ground rock and water. Tailings are typically stored in a specially designed tailings storage facility and can contain trace amounts of chemicals from the extraction process, which can make them acidic or alkaline. Their safe management and disposal is a priority for us in order to protect the nearby environment and communities.

We manage our tailings facilities consistent with robust government regulations, accepted international standards and leading practices. Our tailings facilities are all site-specific and have been carefully designed and constructed by specialized engineering consulting firms, in line with regulations, in order to minimize environmental risks. At each of our tailings facilities we have:

- Conducted extensive studies to locate the facility away from sensitive environmental areas such as lakes, streams, wetlands and key biodiversity zones
- Designed the extraction process so that tailings contain as few impurities as possible and are environmentally stable
- Constructed facilities able to withstand extreme weather and seismic events
- Installed upstream and downstream monitoring facilities to measure water quality

We also have comprehensive tailings management systems at Efemçukuru, Stratoni, Olympias and Vila Nova. These include:

- Plans and procedures that identify clear roles, responsibilities and communication channels for personnel responsible for tailings management
- Ongoing training of personnel responsible for tailings management
- Operational controls such as real-time monitoring of tailings facilities, routine inspections and risk assessments and regular maintenance programs
- Emergency preparedness and response plans
- Periodic review of tailings facility design, construction, operation and closure plans to facilitate ongoing relevance and alignment with current best practices
- Oversight from corporate head office to verify completion of any updates or corrective actions and to identify opportunities for shared learning across Company operations

As part of our commitment to the continuous improvement of tailings management practices, our site teams conduct daily monitoring of the tailings facilities and must complete an audit every three years by an independent and recognized expert in tailings management and dam safety. Our most recent external audit did not identify any major deficiencies in our tailings management practices.

We are strengthening our management approach further by aligning our operating practices with MAC's TSM Tailings Management Protocol. This is based on a "plan, do, check, act" system of continuous improvement.

ENVIRONMENTAL FINES AND PENALTIES

We incurred one fine in 2016 at Kişladağ. The local Environmental Directorate issued a $10,000 fine due to washing activities at the secondary and tertiary crusher base area. The site responded immediately and, as a corrective action, the washing activity was stopped and drainage channels were covered.

In addition to the above, in early 2016 the Ministry of Environment and Energy in Greece issued two decisions imposing fines to Hellas Gold regarding alleged environmental non-compliances that occurred between 2012 and 2014 at Olympias and Stratoni. Site inspections were carried out during this period by environmental inspectors and, in response to their findings, Hellas Gold prepared and submitted detailed answers. Despite the responses, the Ministry imposed fines totalling €1.7 million and Hellas Gold has filed respective appeals against the fines before the Administrative Court in Athens.

No other fines, penalties or non-monetary sanctions were incurred in 2016 for non-compliance with environmental laws and regulations.



Strengthening Our Community Relations

For the past 24 years, we have built partnerships with our stakeholders designed to enrich lives by developing lasting opportunities for local communities. This is achieved by improving employment, infrastructure, health and education, and supporting initiatives that will last beyond the life of our operations.

WHY THIS MATTERS

Mining can create significant long-term economic value for host communities. In many of Eldorado's operating jurisdictions, the opportunity for meaningful long-term employment or investment is limited outside the existence of our operations. Wages and benefits, taxes and royalties, local procurement, and investments in community programs and infrastructure are ways in which Eldorado helps to stimulate socio-economic development in local communities. We aim to build trust through open, honest dialogue and by building opportunities designed to positively impact local communities.

RESPONSIBILITY FOR COMMUNITY AND GOVERNMENT RELATIONS AND ENGAGEMENT

Community and Public Relations teams are located at each of our sites and lead our stakeholder engagement and community relations activities, with specific accountability assigned to our mine General Managers and country Vice President & General Managers. More broadly, government relations are led by each of our country Vice President & General Managers for their respective operating jurisdictions, and are supported by Eldorado's corporate office and the President & CEO.

Eldorado's President & CEO is ultimately accountable for the success of our community and stakeholder engagement. At the Board level, the Sustainability Committee has oversight of all policies and programs with respect to community relations.

OUR REPUTATION

Eldorado's reputation is built on our interactions with our stakeholders, following through on our promises and operating responsibly. We look to continuously improve how we listen to stakeholders so that we are aware of issues of importance and can find mutually agreeable solutions. Our actions and track record help us to foster trust, strengthen our relationships and facilitate support for our operations.

To strengthen our reputation we:

- Identify and listen to our stakeholders
- Look to understand stakeholders' needs, concerns and expectations
- Take action to address and respond to concerns
- Operate ethically and transparently
- Follow through on our promises

This section of the Report expands on some of the actions we take to manage and build our community relations.

Handing out T-shirts near Efemçukuru gold mine, Turkey.



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STAKEHOLDER ENGAGEMENT

We aim to build trust through our ongoing collaboration with a broad range of stakeholders, including communities and government, which involves listening and responding to stakeholder needs and concerns.

We broadly define our core group of stakeholders as employees, contractors, suppliers, shareholders, local community members, governments, non-governmental organizations (NGOs) and industry groups. Each stakeholder group has unique expectations and we therefore tailor our engagement practices to best meet their needs.



Presentation to visitors prior to touring our Kışladağ mine site in Turkey.

Table 11: How We Interact with Stakeholders

Stakeholder	Ways We Interact
Employees	• Corporate, regional and site personnel engagement • Employee newsletters, social media and email • Workplace health and safety committees • Performance and development reviews
Shareholders	• Perception studies • Annual shareholder meeting • Quarterly conference calls to discuss results • Frequent one-on-one or group meetings
Government	• Ongoing communication and dialogue with government officials at the municipal, regional and national levels
Suppliers and contractors	• Ongoing communication and dialogue between representatives • Performance reviews
Industry associations	• Membership in industry associations such as the International Cyanide Management Institute, the World Gold Council, the Mining Association of Canada and the Canadian Mining Innovation Council. We also participate in several working committees, such as MAC's International Social Responsibility Committee
NGOs	• Meetings and collaborations with NGOs at both the corporate and regional levels • At Kışladağ, we established an independent environmental committee, which includes representatives from NGOs
Communities	• Ongoing community engagement activities, including collaborative community projects • Neighbourhood meetings • Site tours for local residents and students • Regional newsletters, local media and social media

UNDERSTANDING HOW WE CAN CONTRIBUTE

We have conducted studies to anticipate and manage the social and economic impacts of our operations. Socio-economic impact assessments (SIAs) represent a best-practice approach to identifying local stakeholders and their social, cultural and economic characteristics. An SIA analyzes how a mining project may affect communities and puts forward strategies to minimize negative impacts and maximize positive benefits.

Table 12: Local Impact Assessment and Management Tools

	Turkey		Greece [1]			Brazil [2]	Romania
	Kişladağ	**Efemçukuru**	**Stratoni**	**Olympias**	**Skouries**	**Tocantinzinho**	**Certej**
Formalized stakeholder mapping	✗	✓	✓	✓	✓	Awaiting Installation Licence	✓
Social impact assessment	✓	✓	Yes – in progress			Awaiting Installation Licence	✓
Public disclosure of impact assessments	✓	✓	✓	✓	✓	✓	✓
Local community development programs	✓	✓	✓	✓	✓	n/a	✓

SPOTLIGHT: SOCIO-ECONOMIC IMPACT ASSESMENT IN HALKIDIKI

In October 2016, Eldorado's Greek subsidiary Hellas Gold sponsored a socio-economic impact assessment (SIA) of the Stratoni, Olympias and Skouries operations. The objective of the study was to independently identify, assess and document the main impacts of the operations on the local region and to develop an action plan going forward to enhance impact management and governance. The SIA was managed by an independent consultant and representatives from the mining villages around our sites. This allowed Hellas Gold to remain impartial to the SIA's findings.

Preliminary results from the assessment highlight that:

• The impact on revenue growth to the municipal administration has been positive

• The land value of the Panagia and Stageira-Akantha areas, which surround the Stratoni, Olympias and Skouries sites, are the highest within the Municipality of Aristotle

• The fall in land values during the Greek economic crisis has affected the Municipality of Aristotle less in recent years than neighbouring municipalities (such as Polygiros and Volvi) where there are no mining facilities

• The local housing market has increased in value

• There have been no negative impacts on agricultural land, local settlements, tourist areas or archaeological sites within the vicinity or wider area of the mines

• Hellas Gold has appropriate mechanisms for measuring, monitoring and reporting socio-economic data that often, particularly in the case of environmental governance, exceeds regulatory requirements

• Hellas Gold's operations significantly contribute towards job and income creation within local communities

• Hellas Gold supports cultural, athletic and other activities, promoting a model of multilateral development



A young visitor attends a mine tour in Halkidiki, Greece.

(1) Due to the close proximity of Stratoni, Olympias and Skouries, impact assessments and management tools are jointly performed.

(2) Tocantinzinho is awaiting an Installation Licence before proceeding with broader stakeholder monitoring.

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COMMUNITY ENGAGEMENT

Effective communication with our local stakeholders is essential to our continued success and we have made this integral to our operating approach for over 24 years. We have established various methods for communicating with local stakeholders that emphasize two-way dialogue and provide opportunities for local stakeholders to submit anonymous feedback to our site personnel. Please see Table 13 for details on the various communication methods currently established at our operations.

Table 13: How We Engage with Local Communities

	Turkey		Greece [1]			Brazil	Romania
	Kişladağ	**Efemçukuru**	**Stratoni**	**Olympias**	**Skouries**	**Tocantinzinho**	**Certej**
Local site grievance mechanism [2]	✓	✓	✓	✓	✓	✗	✓
Email feedback	✗	✗	✓	✓	✓	✗	✓
Site office – open door policy	✓	✓	✓	✓	✓	✓	✓
Informal engagement (daily interaction in communities)	✓	✓	✓	✓	✓	✓	✓
Formal engagement mechanisms	✓	✓	✓	✓	✓	✗	✗

COMMUNITY INVESTMENT

Our operations are located in diverse jurisdictions, each with their own cultural and social characteristics. As a result, we have adopted site-specific approaches to community investment that are appropriate to local customs, values and needs, yet are based on the same core principles of community inclusion and transparency. The stakeholder engagement practices described earlier help identify relevant community investment projects.

Table 14: 2016 Payments to Communities and Community Investments [3]

($ millions)	Turkey	Greece [4]	Brazil	Romania	Total
Payments to communities and community investments	1.30	1.65	0.02	0.15	3.11

Payments relate to infrastructure, health and well-being, education and training, scholarships, donations, and investments in preserving or rehabilitating the local environment. They also include support to civil society organizations (excluding expenditures related to advertising or publicity).

(1) Due to the close proximity of Stratoni, Olympias and Skouries, site engagement is jointly performed.

(2) In 2016, Eldorado finalized a formal Company-wide grievance mechanism, comprising a global directive and implementation guide for sites. Each of our sites and projects are in the process of aligning existing processes with the guidelines.

(3) Where the recipient entity is a government organization, relevant community investments have been reported as a "payment to government" in accordance with the Extractive Sector Transparency Measures Act (ESTMA). Eldorado's total payments to government are reported within Table 22. Due to this change, comparisons to community payments reported in Eldorado's 2015 Year in Review Report cannot be made.

(4) Total payments exclude $183,900 attributable to Hellas Gold's 2016 summer internship program. This is considered a payment to employees.

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KIŞLADAĞ, TURKEY

Community relations personnel meet with stakeholders, local leaders, village mukhtars, mayors and sub-governors on an ongoing basis. There is a community interest group that meets every six months to discuss investment priorities.

2016 Highlights

- Provided subsidies and donations to schools and universities, including travel costs for students, gold to a local arts faculty, and used vehicles, computers and saplings to local schools
- Provided in-kind support to gendarmes, village mukhtars and district and provincial municipalities, including office equipment, building materials, excavation and repair works
- Supported local villages to maintain potable water supplies, sewage systems and village halls

EFEMÇUKURU, TURKEY

Each quarter, community relations personnel engage with local communities through defined communication channels to collaboratively evaluate, prioritize and select community projects to be completed. Community investment projects are generally focused on health, education, agriculture and infrastructure.

2016 Highlights

- Provided medical examinations, supplies and emergency support to 1,477 people from local villages in 2016
- Worked with suppliers and businesses to increase local procurement, while providing training to local villages to increase local job hiring and skill development
- Planted trees and performed landscaping along local roads and access ways

STRATONI, OLYMPIAS AND SKOURIES, GREECE

At our operations and development projects in Greece, community investment priorities are set after discussions with representatives of the local villages. They are also based on the annual materiality analysis Hellas Gold conducts as part of its **sustainability reporting**. Most community investments are for ongoing needs and infrastructure projects that are shared equally among community stakeholders. We also hold monthly meetings with the heads of the villages to discuss adjustments and evaluate the success of the infrastructure investments to date.

2016 Highlights

- Collaborated with local suppliers and businesses to increase local procurement and employment levels for women
- Supported local tourism agencies, government and hotels to develop marketing campaigns aimed at attracting new visitors to the area
- Partnered with academic institutions and experts to train local residents in rural farm practices, including planting and cultivating new herbs and crops
- Organized Hellas Gold's annual summer internship program targeting local students, and provided donations to local schools, university students and sporting teams
- Maintained local roads and infrastructure, and supported local healthcare services (e.g. the Paleohori Healthcare Centre)

ELDORADO'S COMMUNITY INVESTMENT FALLS BROADLY UNDER THE FOLLOWING CATEGORIES

Education	Childhood, youth and adult continuing studies initiatives, as well research and education initiatives relevant to the mining sector
Employment	Programs and projects that are proven to generate long-term and sustained employment for local communities, together with socio-economic benefits for the area
Environment	The protection and preservation of the natural environment around our mines
Health and sport	Improved quality and access to local health care services that can operate independently and sustainably, and supporting recreational projects and sport clubs that promote healthy and active lifestyles
Community development	Capacity building and physical infrastructure that supports community needs and a post-mine economy
Arts & culture	The culture and diversity of local communities, including the preservation of heritage and the promotion of local traditions and practices

Payments made to local suppliers of goods and services can be found on page 62.

REGIONAL ECONOMIC DEVELOPMENT

Our mining projects create significant job opportunities for local communities and beyond. Direct jobs are created at the mine itself and indirect jobs are created throughout the industry supply chain. Jobs in the wider economy are created as demand increases for local services, such as shops, restaurants, hotels, schools and hospitals. The International Council on Mining and Metals (ICMM) estimates that for every one direct mining employee, three to five people may be employed indirectly elsewhere in the host nation's economy.

Our mines can be a significant source of income for employees and for governments, generating revenues in the form of wages, income taxes (personal and corporate), royalties and exports. Depending on metal prices, production from our assets can contribute significantly to a country's trade balance. Studies by the ICMM indicate that for every $1 of economic activity invested by a mining project, an additional $3 or more is generated elsewhere in the host economy.

GOVERNMENT SUPPORT

Mining is a heavily regulated industry and our operations are subject to the laws and policies of the countries in which we operate. Our in-country teams maintain regular dialogue with government authorities at the local, regional and national levels in order to better understand government objectives and policies, provide information about our projects, discuss relevant issues and advance our permits. At the corporate level, we work with ministerial offices and diplomats, both in Canada and abroad, to communicate our development successes and challenges.

We do not participate in any party politics or make payments to political parties.

ECONOMIC IMPACTS OF A MINING PROJECT



Increased need for municipal services (police, fire, transport)
Development of local goods and services (shops, grocers, restaurants, leisure activities)
Development of municipal facilities (schools, universities, hospitals, sport centres)
Job creation (wider economy)
INDUCED impacts result from employees of both the mine and the supply chain relocating to, and spending their wages in the local community.
BANK
H
Utilities
Accounting and legal services
Transport
Mining fleet (trucks and loaders)
Parts, equipment and machinery
INDIRECT impacts result from suppliers purchasing goods and services to meet mine demand.
Industrial materials
Engineering and environmental services
Job creation (supply chain)
MINING PROJECT
Payments for land use
Infrastructure development (installation of power, water, roads)
Lodging for mine personnel
Salaries
Community projects
Skill development
Royalties
Sales of metals
Export revenues
Payments to suppliers
Job creation (mining company)
Government taxes (personal & corporate)
DIRECT impacts result from the development and operation of a mine.

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LOCAL EMPLOYMENT AND PROCUREMENT

Local employment and procurement provides significant direct and indirect benefits to the regions where we operate, including skills development, increased income levels and economic diversification.

While we do not have a formal policy, we encourage the purchasing department at each site to hire locally and use local suppliers wherever possible, as well as to work with local suppliers to improve their capacity and ability to work with us.

Positive impacts of this strategy include strong working relationships with local communities and industry, and operating efficiencies combined with lower long-term costs by having an educated and experienced workforce near our sites. Conversely, negative impacts can include inflated local prices for goods and services, and income disparity between the mining and non-mining workforce.

Our broad target is to increase the percentage of materials purchased from companies near our sites every year. In this way, local suppliers can develop their businesses and increase their capability of providing a larger proportion of products and services.

Domestic suppliers of goods and services are the biggest recipients of our supplier expenditure, accounting for 79% and 80% of our host-country investment in 2016 and 2015, respectively.

Our employment and procurement practices are centred on:

- Hiring employees, contractors and suppliers from the local community

- Promoting an open and shared culture across all our workplaces

- Providing ongoing training and education

- Upholding equal opportunities, diversity and anti-discrimination practices

Local electrical suppliers at Efemçukuru, Turkey.



Table 15: Payments to Suppliers [1]

($ millions)	Turkey	Greece	Brazil	Romania	Total 2016	Total 2015 [2]
Payments to domestic suppliers	174.4	160.8	10.7	12.4	358.4	383.0
Payments to international suppliers	42.4	45.7	–	4.5	92.6	97.0
Total	216.9	206.5	10.7	17.0	451.0	480.0
% spend on domestic versus international suppliers	80%	78%	100%	73%	79%	80%

SPOTLIGHT: TARGETING LOCAL PROCUREMENT IN GREECE

Eldorado's investments in Stratoni, Olympias and Skouries represent one of the largest economic developments and opportunities for Greece today. By the end of 2016, Eldorado had invested over $750 million in Greece in these three projects, including over $160 million on national, regional and local suppliers in 2016 alone. As mining forms a large part of the Halkidiki economy, it has the potential to be a significant catalyst for Greece's economy, particularly through the growth and utilization of local suppliers of goods and services.

In Greece, we take great efforts to map local businesses, suppliers and contractors in order to categorize companies as:

- **Local suppliers:** from the Municipality of Aristotle
- **Regional suppliers:** from the Halkidiki region (excluding Aristotle) and nearby Muncipality of Volvi
- **National suppliers:** from the rest of Greece

In 2016, €20.4 million was spent on local supplies from the Municipality of Aristotle, representing over 13% of Eldorado's total spend in the Greek market in 2016.



■ Local suppliers/Contractors
(Municipality of Aristotle)
■ Regional suppliers/Contractors
(Rest of Chalkidiki/Municipality of Volvi)
■ National suppliers/Contractors
(Rest of Greece)

€14.2 million
Contracts purchased in 2016

€3.2 million
Services purchased in 2016

€2.9 million
Goods purchased in 2016



One of our site team at Olympias, Greece.

(1) We define "local" as procurement from contractors and suppliers located within the neighbouring villages and communities of our sites. However, for data-reporting purposes, we report on "payments to suppliers" within the categories of domestic and international suppliers only. Domestic suppliers are those where the payment recipient is located in the same jurisdiction. Payments to commercial enterprises are considered "domestic" if the commercial enterprise is registered in the same jurisdiction for tax purposes.

(2) For comparative purposes, payments to suppliers have been adjusted to exclude data related to Eldorado's former Chinese assets.

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OUR WORKFORCE

Our success is a result of the dedicated employees and contractors who work for us and our global subsidiaries. It is our people's motivation and commitment to excellence that drives our performance and helps us achieve our corporate objectives.

Across the organization, 99% of our employees and contractors are nationals. We believe in recruiting local employees whenever possible and for senior roles. Turkish, Greek, Brazilian and Romanian employees form the majority of our management teams working in their respective home countries, alongside a small number of expatriate employees.

In accordance with the relevant laws and regulations, we uphold strong and fair labour practices. We encourage equal opportunities and base our hiring practices on skills and experience. Male and female employees are paid equally for equivalent jobs. As outlined in our Code of Business Conduct and Ethics, everyone at Eldorado is expected to maintain a safe and healthy work environment and promote a workplace that is free from discrimination and harassment on any basis, including race, colour, religion, gender, age, national origin, disability or sexual orientation.

Please see Tables 17 to 20 for a detailed breakdown of our employee and contractor numbers.

Table 16: Total Workforce and Composition

	National	Local	Expatriate	Total
Employees	99%	72%	1%	2,729
Contractors	99%	42%	0%	2,142
Total	99%	59%	0.4%	4,871

Table 17: Eldorado Employees by Gender and National Representation

Country	Site	Description	Male employees	Female employees	Total	Expatriates	% Nationals	% from Local communities
Turkey	Kışladağ	Operating mine	726	37	763	6	99%	81%
	Efemçukuru	Operating mine	426	21	447	1	100%	50%
	Other	Offices, quarries and laboratory	45	15	60	1	98%	–
Greece	Stratoni & Mavres Petres	Operating mine	370	13	383	–	100%	93%
	Olympias	Construction project	456	15	471	1	100%	86%
	Skouries	Construction project	40	10	50	2	96%	74%
	Kassandra mines	Offices	87	42	129	3	98%	84%
	Perama Hill & Sapes	Development project	11	2	13	–	100%	100%
	Other	Offices and exploration	25	22	47	3	94%	81%
Brazil	Tocantinzinho	Development project	5	3	8	–	100%	63%
	Vila Nova	Care and maintenance	20	–	20	–	100%	75%
	Other	Offices and exploration	22	6	28	–	100%	82%
Romania	Certej & Deva	Construction project and office	215	36	251	1	100%	41%
Canada	Vancouver	Corporate office	31	16	47	–	68%	21%
Netherlands	Amsterdam	Office	4	3	7	1 [1]	43%	43%
Serbia	–	Exploration	4	–	4	–	100%	n/a
Barbados	Bridgetown	Office	1	–	1	1	0%	–
			2,488	241	2,729	20	99%	72%

(1) Includes exploration personnel.

Table 18: Eldorado Employees by Gender and Employment Type

	Turkey		Greece		Brazil		Romania		Total	
	Male	Female	Male	Female	Male	Female	Male	Female	Male	Female
Full-time employees	1,197	73	989	102	47	9	214	35	2,485	237
Part-time employees	–	–	–	2	–	–	1	1	3	4
Total	1,197	73	989	104	47	9	215	36	2,488	241
Permanent employees	1,177	71	937	93	47	9	182	35	2,380	225
Fixed-term employees	20	2	52	11	–	–	33	1	108	16
Total	1,197	73	989	104	47	9	215	36	2,488	241
Expatriates	8	–	9	–	–	–	1	–	19	1

Table 19: Numbers of Employee Hires and Rates of Turnover

	Turkey		Greece		Brazil		Romania		Total	
	Male	Female	Male	Female	Male	Female	Male	Female	Male	Female
New employee hires	32	3	245	171	1	–	35	4	318	183
Rate of new employee hires	2.5%	0.2%	22.4%	15.6%	1.8%	0.0%	13.9%	1.6%	11.7%	6.7%
Employee turnover	59	5	189	167	3	–	8	–	261	175
Rate of employee turnover [1]	4.6%	0.4%	17.3%	15.3%	5.4%	–	3.2%	–	9.6%	6.4%

(1) Voluntary and involuntary turnover.

OUR CONTRACTORS

In 2016, we strengthened our commitment to using local contractors. We regularly partner with contractors, particularly during the construction of new projects (such as Skouries) and when significant investments are made to our existing operations (such as Olympias Phase II). These partnerships enable us to draw on short-term labour and leverage specific construction expertise that may not be readily available within our own workforce. It also enables us to focus on our core business, while supplementing expertise, experience and manpower.

All contractors that work on our sites must adhere to Eldorado's governance policies, including our Code of Business Conduct and Ethics, and our Environmental, and Health and Safety policies. Contracting companies are required to implement systems or procedures that, at a minimum, meet our requirements for social and environmental performance.

Examples of our contractor activities include:

ACTIVITY	DESCRIPTION	EXAMPLES
One-off major projects	Significant capital-intensive projects, where short-term contract labour is hired for the duration of the project	• Mine construction at Skouries and Olympias • Mine development at Tocantinzinho and Certej
Specialized projects	Minor to major projects, using skills, equipment and/or labour not typically available in the normal mine workforce	• Construction of the Kokkinolakkas tailings facility at Stratoni • Diamond drilling at exploration sites
Major support services	Full-time services for important non-mining work	• Catering and employee transportation services at Kişladağ and Efemçukuru • Private security services at all sites
Minor support services	Part-time support services	• Office cleaning • Ad hoc professional services (auditors, lawyers, consultants, etc.)

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Table 20: Contractors by Gender and National Representation

Country	Site	Description	Male contractors	Female contractors	Total	% Nationals	% from Local communities
Turkey	Kışladağ	Operating mine	335	4	339	100%	67%
	Efemçukuru	Operating mine	296	23	319	100%	34%
	Other	Offices, quarries and laboratory	–	–	–	n/a	n/a
Greece	Stratoni & Mavres Petres	Operating mine	186	60	246	100%	48%
	Olympias	Construction project	739	25	764	100%	26%
	Skouries	Construction project	272	12	284	100%	32%
	Kassandra mines	Offices	–	–	–	n/a	n/a
	Perama Hill & Sapes	Development project	–	–	–	n/a	n/a
	Other	Offices and exploration	15	12	27	100%	85%
Brazil	Tocantinzinho	Development project	42	5	47	100%	79%
	Vila Nova	Care and maintenance	8	–	8	100%	100%
	Other	Offices and exploration	34	1	35	100%	100%
Romania	Certej & Deva	Construction project and office	69	1	70	100%	79%
Canada	Vancouver	Corporate office	–	–	–	n/a	n/a
Netherlands	Amsterdam	Office	–	1	1	100%	100%
Serbia	–	Exploration	–	–	–	n/a	n/a
Barbados	Bridgetown	Office	1	1	2	100%	100%
			1,997	145	2,142	100%	42%

Our Olympias Phase II team celebrates one million man-hours worked with no LTIs.



Running Responsible Operations



Mining is a complex industry and we must increasingly demonstrate how we manage risks and mitigate impacts affecting our environmental and social performance. As we continue to improve our transparency and disclosures, we aim to show that the controls that we have in place protect and respect human rights, address and respond to community concerns, provide a safe and respectful working environment, and minimize harm to the environment, while – ultimately – leaving a positive and lasting legacy.

WHY THIS MATTERS

Eldorado is committed to the long-term sustainable development of the communities and countries where we operate. However, unpredictable political climates, government sentiment towards foreign investment, excessive regulation and fiscal policies can create an environment that discourages additional investment, leading to mine closure and job losses.

We faced several challenges in 2016, both social and political, that affected our sites. Managing these risks requires us to exhibit strong governance and transparency – as well as continued support and respect for our workforce – to demonstrate our commitment to deliver shared value. This section of our Report discusses some of these topics that were highlighted by our stakeholders during Eldorado's annual materiality assessment.

PERMITS AND LICENCES

Obtaining permits and licences is critical for our project development and ongoing operations. It is our responsibility to meet relevant environmental and commercial regulations and it is the host governments' responsibility to grant permits and licences in a timely fashion when regulations are met.

During construction and development, Eldorado's Engineering and Capital Projects teams are responsible for preparing our applications and submitting these to government to obtain the permits and licences we require to operate. These teams report to Eldorado's Vice President Engineering & Capital Projects who in turn reports to Eldorado's COO. Throughout the permitting process our teams are supported by country Vice President & General Managers who frequently engage with local government to address questions or concerns.

During production, our mines must maintain adherence to the operating requirements prescribed within our permits and licences. These generally include explicit social or environmental conditions, such as targets for local employment or air quality and emission thresholds. Our various mine departments, including Environmental, Health and Safety, and Public Relations & Corporate Social Responsibility, are responsible for monitoring and adhering to these requirements. Mine General Managers are ultimately accountable for compliance with our permits and licences, and report directly to Eldorado's COO.

POLITICAL CLIMATE IN COUNTRIES OF OPERATION

Mining can only happen where mineral deposits are located, and orebodies are often found in remote or politically challenging jurisdictions. As mining is a capital-intensive business that requires a significant amount of investment before metals are produced, we undertake extensive due diligence of regions prior to investing. The resulting due diligence reports assess the host country's political climate, governance structures, legal systems, transparency of doing business, track record of working with foreign investors, and tax and royalty regimes. However, even having extensive due diligence, a mine can last for 20 or more years and there can therefore be multiple changes to political situations within that timeframe.

Political and economic uncertainty is challenging for nations and for industry, with too much political and regulatory uncertainty challenging a jurisdiction's attractiveness for investment. Eldorado advocates for clear, fair and transparent regulations and proactively shares its experience as a global operator to help host governments develop and maintain appropriate legislation.

Eldorado continued to experience delays in receiving the necessary permits in Greece for its Olympias and Skouries assets in the first half of 2016. As a result, we halted construction works at Skouries from January until June.

Eldorado has a track record of working with all levels of government to find common ground and has continued to engage with multiple levels of the Greek government – with help from our unions, industry associations in Greece and the Canadian government – to emphasize the socio-economic merits of our investment.



Kışladağ leach pad at dusk.

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HUMAN RIGHTS

Eldorado is committed to supporting the protection of international human rights through best practices in our business activities. While governments have the primary responsibility for protecting and upholding the human rights of their citizens, we recognize our responsibility for respecting human rights across our sites. In addition, we recognize that we have an opportunity to promote human rights where we can make a positive contribution.

Our workforce – employees and contractors – is required to comply with Eldorado's **Human Rights Policy**. The policy was signed by Eldorado's President & CEO and published in January 2016, and outlines our requirements for upholding and respecting the human rights of our employees, contractors, workers in our supply chain, local community members, and other stakeholders who may be impacted by our activities. It explicitly outlines our support for the elimination of child labour and forced labour, as well as the elimination of workplace discrimination on the basis of race, gender, religion, age, social status, sexual orientation or any other arbitrary characteristic unrelated to an individual's job performance.

UNITED NATIONS GLOBAL COMPACT

In 2016 we further advanced our commitment to responsible business practices by joining the **UNGC**, the world's largest corporate responsibility initiative. Our participation is part of an ongoing commitment to uphold the UNGC's **Ten Principles** in the areas of human rights, labour standards, the environment and anti-corruption. Our **Code of Business Conduct and Ethics**, **Anti-Bribery and Anti-Corruption Policy**, **Human Rights Policy** and our **Environmental Policy** make sure that we consistently evaluate and effectively manage our operations, risk and relationships. Our aim is to be a welcome partner everywhere we operate.

VOLUNTARY PRINCIPLES ON SECURITY AND HUMAN RIGHTS

The **Voluntary Principles** are "a set of principles designed to guide companies in maintaining the safety and security of their operations within an operating framework that encourages respect for human rights." The Voluntary Principles were established in 2000 and are considered to set the standard for leading practice in managing security for extractive sector operations.

Eldorado is committed to implementing a human rights and security approach consistent with the Voluntary Principles at each of our operations that rely upon private or public security forces, and based on a determination of risk. We are working with MAC to formalize this further through a joint MAC membership commitment, and will report annually to MAC with an overview of our approach to risk assessments, how our security-related management systems align with the Voluntary Principles, and the nature of our assurance process.

CONFLICT-FREE GOLD STANDARD

The **Conflict-Free Gold Standard** was published by the **World Gold Council** in October 2012, following an extensive consultation process involving governments, civil society, external auditors and supply chain participants. The standard creates a framework for assurance that gold is not contributing to conflict or contributing to human rights abuses, and helps to "operationalize" the Organisation for Economic Co-operation and Development's (OECD) Due Diligence Guidance for Responsible Supply Chains for Minerals from Conflict-Affected and High-Risk Areas.

Eldorado's sites are not located in conflict-affected areas but we adopted the Conflict-Free Gold Standard in 2013 to provide assurance that the gold we produce does not cause, support or benefit armed conflict, or contribute to human rights abuses or breaches of international humanitarian law.

In 2016 we published our third annual Conflict-Free Gold Report outlining our findings that Eldorado's operations, and all gold and gold-bearing material produced by our operations, conform to the Conflict-Free Gold Standard. Conformance with the Standard was subject to independent assurance.

A copy of our Report and independent assurance statement can be found here: www.eldoradogold.com/responsibility/our-approach/accountability.

COMPLAINTS AND GRIEVANCES

We believe that to conduct business honestly and respectfully we must create and encourage open communication between our sites and stakeholders. This is essential when managing disputes regarding our activities and relationships. When grievances are raised, we act and respond with due diligence, and effective grievance mechanisms play an important role in governing and remediating any impacts.

As part of our Code of Business Conduct and Ethics, we have a whistleblower policy so that any stakeholder – internal or external – can confidentially report any concerns about our financial statements, accounting practices, internal controls or any suspected or known illegal behaviour that violates laws, government regulations or our Code. Concerns can be submitted anonymously and are managed by an external whistleblower reporting agency. All submissions and investigations are overseen by Eldorado's Audit Committee Chair and Corporate Secretary.

In addition, each of our operations has established various mechanisms for receiving and responding to external grievances. However, as part of Eldorado's commitment to implement a framework consistent with the Voluntary Principles, we are developing a new approach to monitoring, documenting and reporting on community feedback – including grievances – in order to improve the way we track and respond to stakeholder concerns. In 2016 we finalized our global Grievance Mechanism directive, outlining Eldorado's minimum expectations for identifying, classifying, responding to and reporting grievances. Our sites and regions are working towards adopting and aligning existing grievance mechanisms to this directive in 2017.

Table 21: Requests and Complaints Received

	Turkey			Greece [1]		
	Kişladağ	Efemçukuru		Stratoni	Olympias	Skouries
Number received	6	57			15	
Predominant topics	Dust; noise; land acquisition; subcontractor vehicle speed through local villages	Dust; prioritized local employment			Desire for employment; environmental concerns; donations and sponsorships	

BRIBERY AND CORRUPTION

It is the policy of Eldorado and its subsidiaries to comply with applicable anti-bribery and anti-corruption laws and regulations. Our **Anti-Bribery and Anti-Corruption Policy** is designed to educate our employees and consultants on their responsibility to comply with applicable anti-bribery and anti-corruption laws. It also encourages staff to be alert to potential violations of applicable laws by any of Eldorado's personnel or independent representatives, distributors, consultants or agents.

Anti-bribery and anti-corruption workshops and training were made available to all employees in 2016. Company officers, leadership and key staff also attended in-person anti-corruption training at corporate, regional and site levels. Company leadership, key management and corporate staff are also required to sign an annual declaration confirming that they have read and understood Eldorado's Anti-Bribery and Anti-Corruption Policy, as well our Code of Business Conduct and Ethics. Copies of these policies are posted at each of our sites, in communal work areas and on noticeboards. The policies are overseen by Eldorado's Corporate Secretary and Global Internal Controls Manager.

TRANSPARENCY OF PAYMENTS TO GOVERNMENT

Revenue transparency is important to our investors and stakeholders. Beyond public financial reporting, we aspire to further increase the level of disclosure we make with respect to payments made to governments as part of a broader industry mandate to fight corruption. We recognize the importance of initiatives such as the **Extractive Industries Transparency Initiative** (EITI) in improving revenue transparency, as well as in strengthening government and Company systems, informing public debate and enhancing stakeholder trust. While we do not operate in any EITI signatory countries, both Canada and the European Union (EU) have passed laws that require mandatory public reporting of payments to governments by the extractive sector. The respective laws are:

- Canada's **Extractive Sector Transparency Measures Act** (ESTMA), which came into force on June 1, 2015
- EU's **Transparency and Accounting Directives** (EU Directives), introduced in 2013

Eldorado's first report under ESTMA – covering payments made to foreign and domestic governments at all levels during the 2016 fiscal year – will be published by the Act's May 29, 2017 deadline. Reporting will be publicly available on our website after June 30, 2017 and will summarize Eldorado's payments of taxes, royalties, fees, bonuses, production entitlements, dividends and other categories of payment as prescribed by the Act.

Under the EU Directives, member states were required to adopt the requirements into domestic law in 2015, which became effective on January 1, 2016. Romania and Greece have both implemented this legislation. As we do not have mining operations in the Netherlands, our Dutch subsidiaries fall outside the scope of the EU Directives.

(1) Due to the close proximity of Stratoni, Olympias and Skouries, impact assessments and management tools are conducted in concert.

ELDORADO GOLD

YEAR IN REVIEW

OUR BUSINESS

OUR OPERATIONS

OUR APPROACH

MATERIAL TOPICS

Table 22: 2016 Payments to Government [1]

($ millions)	Turkey	Greece	Brazil	Romania	Total 2016
Royalties and land-use payments	8.51	0.85	–	0.30	9.66
Income and other corporate tax	26.49	0.14	0.0	0.86	27.49
Employee taxes	7.36	11.57	0.79	1.27	20.99
Other [2]	13.19	0.95	0.59	0.28	15.01
Total	55.55	13.51	1.38	2.71	73.14

For an overview of payments made by Eldorado to our local communities and suppliers, please see:

- Table 14: 2016 Payments to Communities and Community Investments (page 58)
- Table 15: Payments to Suppliers (page 62)

TAX STRATEGY

Eldorado is working to refine its tax management and tax planning in line with current global political and regulatory environments that are focused on tax transparency and non-abusive tax strategies.

In 2017, Eldorado aims to incorporate a tax strategy that supports the overall business strategy and provides more clarity on the Company's tax risk management approach.

RELATIONSHIPS WITH LABOUR UNIONS

The majority of our employees are unionized with employment terms and conditions negotiated through collective bargaining agreements. In 2016, we renewed each of our agreements in Turkey, Greece, Brazil and Romania. The only significant change was to our underground workforce agreement in Greece and the adoption of a 24/7 continuous underground working schedule. The agreements will remain valid until December 31, 2017 in Greece, Brazil and Romania, and until December 31, 2018 in Turkey.

We believe we have good relations with both our unionized and non-unionized employees. We are committed to resolving employee relations matters promptly and to mutually beneficial outcomes. Eldorado's labour agreements are overseen by our mine General Managers and country Vice President & General Managers.

Table 23: Employees Covered by Collective Bargaining Agreements

	Turkey		Greece			Brazil	Romania
	Kişladağ	Efemçukuru	Stratoni	Olympias	Skouries	Tocantinzinho	Certej
Percentage of employees covered by collective bargaining agreements	71%	69%	67%	67%	67%	100%	100%

[1] Payments to government have been calculated on a cash basis and in accordance with the Extractive Sector Transparency Measures Act (ESTMA). Eldorado's 2016 ESTMA Report will be finalized by the May 29, 2017 deadline and therefore totals here may differ from Eldorado's final ESTMA Report. Payments to government in Eldorado's 2015 Year in Review Report were calculated on an accrual basis using Mining Association of Canada guidelines and has therefore not been included for comparative purposes.

[2] Payments of taxes related to procurement of goods and services including withholding taxes, import and fuel duties. Also includes indirect taxes (such as value-added tax) where these are not repaid to the Company during the period.

MINERAL RESERVES

as of December 31, 2016	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven & Probable		
GOLD	Tonnes (x1,000)	g/t	In-situ oz (x1,000)	Tonnes (x1,000)	g/t	In-situ oz (x1,000)	Tonnes (x1,000)	g/t	In-situ oz (x1,000)
Certej	22,788	1.93	1,414	21,500	1.43	988	44,288	1.69	2,402
Efemçukuru	1,687	8.08	438	2,137	7.18	493	3,824	7.57	931
Kişladağ	205,442	0.76	5,046	11,884	0.58	221	217,326	0.75	5,267
Olympias	4,851	8.65	1,349	11,236	7.54	2,724	16,087	7.87	4,073
Perama	2,477	4.44	354	7,220	2.68	621	9,697	3.13	975
Skouries	73,474	0.91	2,148	79,262	0.64	1,643	152,736	0.77	3,791
Tocantinzinho	16,699	1.53	821	22,914	1.36	1,003	39,613	1.43	1,824
Total gold	**327,418**	**1.10**	**11,570**	**156,153**	**1.53**	**7,693**	**483,571**	**1.24**	**19,263**
SILVER									
Certej	22,788	10	7,004	21,500	12	8,551	44,288	11	15,555
Olympias	4,851	124	19,339	11,236	130	46,962	16,087	128	66,301
Perama	2,477	3	254	7,220	4	897	9,697	4	1,151
Stratoni	118	169	641	69	144	319	187	160	960
Total silver	**30,234**	**28**	**27,238**	**40,025**	**44**	**56,729**	**70,259**	**37**	**83,967**

COPPER	Tonnes (x1,000)	%	In-situ t (x1,000)	Tonnes (x1,000)	%	In-situ t (x1,000)	Tonnes (x1,000)	%	In-situ t (x1,000)
Skouries	73,474	0.54	394	79,262	0.48	382	152,736	0.51	776
Total copper	**73,474**	**0.54**	**394**	**79,262**	**0.48**	**382**	**152,736**	**0.51**	**776**
LEAD									
Olympias	4,851	4.1	199	11,236	4.4	494	16,087	4.3	693
Stratoni	118	6.3	7	69	5.5	4	187	6.0	11
Total lead	**4,969**	**4.1**	**206**	**11,305**	**4.4**	**498**	**16,274**	**4.3**	**704**
ZINC									
Olympias	4,851	5.1	247	11,236	6.0	674	16,087	5.7	921
Stratoni	118	9.2	11	69	8.2	6	187	8.8	17
Total zinc	**4,969**	**5.2**	**258**	**11,305**	**6.0**	**680**	**16,274**	**5.8**	**938**

Notes on Mineral Resources and Reserves

1. Mineral reserves and mineral resources are as of December 31, 2016.
2. Mineral reserves are included in the mineral resources.
3. Mineral reserves and mineral resources are disclosed on a total project basis.

Mineral Reserve Notes

1. Long-Term Metal Price Assumptions:
   Gold = $1,200/oz; Silver = $16.00/oz (for Stratoni it was $7.74/oz Ag as governed by a streaming agreement with Silver Wheaton (Caymans) Ltd.); Copper = $2.75/lb; Lead = $1,800/t and Zinc = $2,000/t.
2. Skouries:
   The current open-pit and underground designs used a copper price of $3.00/lb. Because the open pit is governed by permit limits, its reserves remain unchanged at the lower reserve price of $2.75/lb. In the underground portion, the change in metal price has no impact on mine design and extraction philosophy, or placement of long-term underground infrastructure. Furthermore, the lower price does not affect the first half of the planned underground mine life due to starting in higher-grade gold and copper sections of the orebody. The latter part of the project's long mine life does contain stopes with mineral reserve tonnes and metal at risk at the lower copper price. These are in the lowermost parts of the planned mine and along its peripheries, and comprise 7% tonnes, 4% gold metal and 6% copper metal of the stated mineral reserves.
3. Cut-off grades:
   Kişladağ: $7.65 NSR; Efemçukuru: 3.24 g/t Au; Perama: 0.8 g/t Au; Tocantinzinho: 0.42 g/t Au; Skouries: $12.00 NSR (open pit), $33.33 NSR (underground); Olympias: $62.00 NSR; Stratoni: 15.54% Zn Equivalent grade (=Zn%+Pb%*1.20+Ag%*165); Certej: 0.90 g/t Au Equivalent grade (=Au(g/t)+Ag(g/t)*0.0121).
4. Qualified persons:
   - John Nilsson, P.Eng., of Nilsson Mine Services, is responsible for the Kişladağ, Skouries open pit, Certej and Tocantinzinho reserves
   - Doug Jones (Registered Member – SME), consultant for the Company, is responsible for the Efemçukuru, Olympias, Stratoni and Perama reserves
   - Colm Keogh, P.Eng, Principal Mining Engineer, AMC Mining

MINERAL RESOURCES

as of December 31, 2016	Measured Resources			Indicated Resources			Total Measured & Indicated			Inferred Resources		
GOLD	Tonnes (x1,000)	g/t	In-situ oz (x1,000)	Tonnes (x1,000)	g/t	In-situ oz (x1,000)	Tonnes (x1,000)	g/t	In-situ oz (x1,000)	Tonnes (x1,000)	g/t	In-situ oz (x1,000)
Certej	27,518	1.80	1,592	62,463	1.23	2,472	89,981	1.40	4,064	12,228	0.96	376
Efemçukuru	2,277	8.58	628	2,224	8.02	574	4,501	8.30	1,202	5,095	4.94	809
Kişladağ	383,886	0.65	8,047	93,312	0.47	1,419	477,198	0.62	9,466	290,466	0.45	4,165
Olympias	4,464	9.97	1,431	10,644	8.55	2,926	15,108	8.97	4,357	3,955	8.34	1,060
Perama	3,064	4.30	424	9,375	3.18	958	12,439	3.46	1,382	8,766	1.96	554
Piavitsa	–	–	–	–	–	–	–	–	–	10,542	5.70	1,932
Sapes	–	–	–	2,423	6.08	474	2,423	6.08	474	1,011	10.65	347
Skouries	100,018	0.79	2,534	189,263	0.47	2,867	289,281	0.58	5,401	170,136	0.31	1,680
Tocantinzinho	17,530	1.51	851	31,202	1.26	1,264	48,732	1.35	2,115	2,395	0.90	69
Total gold	**538,757**	**0.90**	**15,507**	**400,906**	**1.01**	**12,954**	**939,663**	**0.94**	**28,461**	**504,594**	**0.68**	**10,992**
SILVER												
Certej	27,518	9	7,768	62,463	9	17,833	89,981	9	25,601	12,228	3	1,364
Olympias	4,464	142	20,380	10,644	147	50,305	15,108	146	70,685	3,955	118	15,050
Perama	3,064	3	335	9,375	9	2,833	12,439	8	3,168	8,766	7	1,860
Piavitsa	–	–	–	–	–	–	–	–	–	10,542	57	19,156
Stratoni	480	218	3,364	70	169	380	550	212	3,744	–	–	–
Total silver	**35,526**	**28**	**31,847**	**82,552**	**27**	**71,351**	**118,078**	**27**	**103,198**	**35,491**	**33**	**37,430**

COPPER	Tonnes (x1,000)	%	In-situ t (x1,000)	Tonnes (x1,000)	%	In-situ t (x1,000)	Tonnes (x1,000)	%	In-situ t (x1,000)	Tonnes (x1,000)	%	In-situ t (x1,000)
Skouries	100,018	0.48	484	189,263	0.40	758	289,281	0.43	1,242	170,136	0.34	578
Total copper	**100,018**	**0.48**	**484**	**189,263**	**0.40**	**758**	**289,281**	**0.43**	**1,242**	**170,136**	**0.34**	**578**
LEAD												
Olympias	4,464	4.7	210	10,644	5.0	532	15,108	4.9	742	3,955	3.9	153
Stratoni	480	8.3	40	70	7.0	5	550	8.1	45	–	–	–
Total lead	**4,944**	**5.1**	**250**	**10,714**	**5.0**	**537**	**15,658**	**5.0**	**787**	**3,955**	**3.9**	**153**
ZINC												
Olympias	4,464	5.8	259	10,644	6.8	724	15,108	6.5	983	3,955	4.3	171
Stratoni	480	11.1	53	70	10.6	7	550	11.0	60	–	–	–
Total zinc	**4,944**	**6.3**	**312**	**10,714**	**6.8**	**731**	**15,658**	**6.7**	**1,043**	**3,955**	**4.3**	**171**
IRON												
Vila Nova	2,212	59.3		10,982	58.5		13,194	58.7		9,519	59.7	
Total iron	**2,212**	**59.3**		**10,982**	**58.5**		**13,194**	**58.7**		**9,519**	**59.7**	

Mineral Resource Notes

1. Cut-off grades:
   Kişladağ: 0.30 g/t Au for M+I, 0.35 g/t for Inferred; Efemçukuru: 2.5 g/t Au; Perama: 0.5 g/t Au; Tocantinzinho: 0.3 g/t Au; Certej: 0.7 g/t Au; Skouries: 0.20 g/t Au equivalent grade (open pit), 0.60 g/t Au equivalent grade (underground) (=Au g/t + 1.6*Cu%); Piavitsa: 3.5 g/t Au; Sapes: 2.5 g/t Au (underground), 1.0 g/t Au (open pit). Resource cut-offs for Olympias and Stratoni are geologically based due to the sharpness of the mineralized contacts and the high-grade nature of the mineralization.

2. Qualified persons:
   - Stephen Juras, Ph.D., P.Geo., Director, Technical Services for the Company, is responsible for all of the Company's mineral resources except for those associated with Sapes
   - Peter Lewis, Ph.D., P.Geo., Vice President, Exploration for the Company, is responsible for the Sapes mineral resources

GRI G4 "CORE" CONTENT INDEX

GRI General Standard Disclosures

General standard disclosures	Description of indicator	Page number	Chapter, link or location of information	UNGC principle
STRATEGY AND ANALYSIS				
G4-1	Letter from CEO	8–9	Letter from Our President & CEO	
ORGANIZATIONAL PROFILE				
G4-3	Organization name	IFC	Eldorado Gold Corporation	
G4-4	Primary brands, products, and services	14–19	Our Business, Our Products	
G4-5	Location of headquarters	1	Eldorado Gold at a Glance	
G4-6	Number of countries where the organization has significant operations	1–3, 20–29	Eldorado Gold at a Glance, Where We Operate, Our Operations	
G4-7	Nature of ownership	2–3, 20–29	Where We Operate, Our Operations	
G4-8	Markets served	2–3, 14–29	Where We Operate, Our Business, Our Operations	
G4-9	Scale of the organization: employees, operations, net revenues, production	1–3, 20–29, 40–41, 61–65	Eldorado Gold at a Glance, Where We Operate, Our Operations, Economic and Operational Performance, Local Employment and Procurement	
G4-10	Employee numbers (by region, type and gender)	63–64	Our Workforce	6
G4-11	Percentage of employees covered by collective bargaining agreements	69	Relationships with Labour Unions	3
G4-12	Organization's supply chain	14–19, 61–62	Our Business, Our Products, Local Procurement	
G4-13	Significant changes during the reporting period	4–13, 20–29	Our Track Record, 2016 Highlights, Letter from Our President & CEO, Our Performance and Targets, Our Operations	
G4-14	Precautionary principle	–	We recognize there are environmental and social impacts from our operations. Eldorado Gold is committed to using a precautionary approach throughout the lives of our mines, and before any activities commence we assess the potential environmental and social impacts, and evaluate how to avoid, control, or mitigate these, even when impacts are not scientifically certain.	7
G4-15	Externally developed economic, environmental and social charters, principles, or other initiatives to which the organization subscribes or which it endorses	31	Our Guiding Frameworks and Commitments	
G4-16	Memberships of associations	31	Our Guiding Frameworks and Commitments	

General standard disclosures	Description of indicator	Page number	Chapter, link or location of information	UNGC principle
IDENTIFIED MATERIAL ASPECTS AND BOUNDARIES				
G4-17	All entities included in the organization's consolidated financial statements	–	Please see Eldorado Gold's 2016 Annual Information Form – www.eldoradogold.com/investors/financial-information/filings/	
G4-18	Process for defining report content and aspect boundaries	36–39	Materiality	
G4-19	List all Material Aspects	38–39	Materiality Results	
G4-20	Which Aspects are material within the organization	38–39	Materiality Results	
G4-21	Which Aspects are material external to the organization	38–39	Materiality Results	
G4-22	Restatements of information	IFC	About This Report	
G4-23	Significant changes from previous reporting periods in the Scope and Aspect boundaries	–	Performance information and data related to Eldorado's previously owned Chinese operations have been excluded from reporting, unless otherwise noted. Where information has been included, data reflects 2016 performance up to the asset's final date of sale: • **September 6, 2016:** Jinfeng mine is sold to China National Gold Group Corporation • **November 22, 2016:** White Mountain mine, Tanjianshan mine and Eastern Dragon Development project are sold to Yintai Resources Co. Ltd With the exception of the above, the report scope has not changed. Material aspects were determined in a materiality assessment undertaken in 2016.	
STAKEHOLDER ENGAGEMENT				
G4-24	List of stakeholder groups	38, 56	Stakeholder Engagement	
G4-25	Basis for identification and selection of stakeholders with whom to engage	14–17, 55–65	Our Business, Strengthening Our Community Relations	
G4-26	Organization's approach to stakeholder management	55–65	Strengthening Our Community Relations	
G4-27	Key topics and concerns raised through stakeholder engagement	36–39, 68	Materiality Assessment, Complaints and Grievances	

General standard disclosures	Description of indicator	Page number	Chapter, link or location of information	UNGC principle
REPORT PROFILE				
G4-28	Reporting period	IFC	About This Report	
G4-29	Date of most previous report	IFC	About This Report	
G4-30	Reporting cycle	IFC	About This Report	
G4-31	Contact point	IFC	About This Report	
G4-32	GRI reporting level	IFC	About This Report	
G4-33	External assurance	IFC	About This Report	
GOVERNANCE				
G4-34	Governance structure of the organization	35	Corporate Governance and Transparency, www.eldoradogold.com/about-us/governance/	1, 2, 8, 10
ETHICS AND INTEGRITY				
G4-56	Values, principles, standards and norms of behaviour of the organization	35	Corporate Governance and Transparency, www.eldoradogold.com/about-us/governance/	1, 2, 8, 10

GRI Material Topics

Material topics	Report section	Page number	Level of reporting	Identified omission(s) and reason(s) for omission(s)	Comments & links	UNGC principle
OUR ECONOMIC AND OPERATIONAL PERFORMANCE						
G4-DMA	Letter from Our President & CEO, Our Business, Our Approach to Responsible Mining, Sustaining Long-Term Economic Growth and Performance	8–9, 14–19, 30–35, 40–41	✓		For additional information on Eldorado's financial performance, please see our Annual Report: www.eldoradogold.com/ investors/financial- information/annual-reports/	
Operational Costs						
G4-EC1	2016 Highlights, Our Performance and Targets, Our Operations, Annual Operational and Financial Performance	7, 10, 41	✓	G4-EC1 financial data has been reported within the relevant Report sections (economic and operational performance, community investment, payments to government, etc.)	Additional information for G4-EC1 indicator: • 2016 employee wages and benefits for continuing operations: $86.08 million • 2016 payments to providers of capital for continuing operations: $101.55 million	
Metal Production						
G4-EC1	Where We Operate, Our Operations, Annual Operational and Financial Performance	2–3, 20–29, 41	✓			
KEEPING OUR PEOPLE SAFE						
G4-DMA	Keeping Our People Safe	42–45	✓			
Health and Safety Performance						
G4-LA6	2016 Highlights, Our Performance and Targets, Health and Safety Performance	7, 11, 44	✓	Safety performance is not broken down by employees and contractors or gender, as we do track and report by these breakdowns at a Corporate level. Site safety performance is reported in accordance with local government requirements.		
Training and Skills Development						
G4-LA6	2016 Highlights, Our Performance and Targets, Health and Safety Performance	7, 11, 44	✓	Safety performance is not broken down by employees and contractors or gender, as we do track and report by these breakdowns at a Corporate level. Site safety performance is reported in accordance with local government requirements.		

Material topics	Report section	Page number	Level of reporting	Identified omission(s) and reason(s) for omission(s)	Comments & links	UNGC principle
Training and Skills Development (continued)						
G4-DMA	Training and Skills Development	43	✓			
G4-LA9	Total Hours of Employee Training, Total Hours of Safety Training	43	✓			
G4-LA10	Training Programs Provided by Eldorado	43	♦	We do not report on transition assistance programs provided to retired or terminated employees.		
Emergency Preparedness						
G4-DMA	Safety Beyond The Mine, Emergency Preparedness	45	✓			
MINIMIZING OUR ENVIRONMENTAL FOOTPRINT						
G4-DMA	Our Performance and Targets, Our Approach to Responsible Mining, Minimizing our Environmental Footprint	12, 30–35, 46–54	✓			8, 9
Water Use and Management						
G4-DMA	Water Use and Management	49–50	✓		Further disclosures on Eldorado's water use and management can be found within our annual survey responses to the CDP: **www.cdp.net**.	
G4-EN8	Total Water Withdrawals	50	✓			
G4-EN10	Volume of Water Recycled and Reused	50	✓			
G4-EN22	Total Water Discharge by Quality and Destination	–	✗	Eldorado's water discharge by destination is reported in the Company's annual submission to the CDP.		
Waste Management (Including Tailings)						
G4-DMA	Waste Management, Tailings Management	53–54	✓			8, 9
G4-EN22	Total Water Discharge by Quality and Destination	–	✗	Eldorado's water discharge by destination is reported in the Company's annual submission to the CDP.	Further disclosures on Eldorado's water use and management can be found within our annual survey responses to the CDP: **www.cdp.net**.	
G4-EN24	Number of Reportable Spills	48	♦	The volume of reportable spills in 2016 has not been disclosed.	G4-EN24 seeks disclosures on significant spills. Eldorado has chosen to use this indicator to disclose reportable spills, defined as reportable to local regulatory authorities. Neither of the two reportable spills in 2016 was considered significant.	

Fully ✓ Partially ♦ Reported Elsewhere ✗

Material topics	Report section	Page number	Level of reporting	Identified omission(s) and reason(s) for omission(s)	Comments & links	UNGC principle
Waste Management (Including Tailings) (continued)						
G4-EN29	Environmental Fines and Penalties	54	✓			
Energy Use						
G4-DMA	Energy Use and Management	51–52	✓		Further disclosures on Eldorado's energy use, greenhouse gas emissions and management can be found within our annual survey responses to the CDP: www.cdp.net/	
G4-EN3	Total Direct and Indirect Energy Use by Source	52	✓			
G4-EN5	Energy Intensity	52	✓			
Greenhouse Gas Emissions						
G4-DMA	Energy Use and Management	51–52	✓		Further disclosures on Eldorado's greenhouse gas emissions and management can be found within our annual survey responses to the CDP: www.cdp.net/	
G4-EN15	Greenhouse Gas Emissions (Scope 1)	53	✓			
G4-EN16	Greenhouse Gas Emissions (Scope 2)	53	✓			
G4-EN17	Greenhouse Gas Emissions (Scope 3)	53	✓			
G4-EN18	Greenhouse Gas Emission Intensity	–	✗	Eldorado's GHG intensity is reported in the Company's annual submission to the CDP.		
G4-EN19	Reduction of Greenhouse Gas Emissions	–	✗	Eldorado's change in annual GHG emissions is reported in the Company's annual submission to the CDP.		
Cyanide Management						
G4-DMA	SPOTLIGHT: The International Cyanide Management Code	47	✓			

Material topics	Report section	Page number	Level of reporting	Identified omission(s) and reason(s) for omission(s)	Comments & links	UNGC principle
STRENGTHENING OUR COMMUNITY RELATIONS						
G4-DMA	Letter from Our President & CEO, Our Approach to Responsible Mining, Strengthening Our Community Relations	8–9, 30–35, 55–65	✓		For additional information on Eldorado's financial performance, please see our annual report: www.eldoradogold.com/investors/financial-information/annual-reports/	6
Community and Government Support						
G4-DMA	Community Engagement, Government Support	55–60	✓			
G4-SO1	Local Impact Assessment and Management Tools	57	♦	At this time, we are unable to report the number of site stakeholder engagement plans based on stakeholder mapping.		
Stakeholder Engagement						
G4-DMA	Stakeholder Engagement	56	✓			
G4-SO1	Local Impact Assessment and Management Tools	57	♦	See above		
Local Employment and Procurement						
G4-EC6	Eldorado Employees by Gender and National Representation	63	♦	We do not track the percentage of senior management hired from local communities, but instead focus on the total percentage of our workforce hired from local communities.		
G4-LA1	Numbers of Employee Hires and Rates of Turnover	64	✓	We do not monitor or report on new employee hires or employee turnover by age group.		
G4-LA11	Sustainability Factors in Compensation	35	✓	We do not track our performance review information by gender or employment category.	We aim for all our employees (100%) to conduct regular (annual, if not more frequent) performance reviews.	
Community Investment						
G4-DMA	Community Investment	58–59	✓			
G4-EC1	Payments to Communities and Community Investments	58–59	✓			
Corporate Reputation						
G4-DMA	Our Reputation	55–56	✓			
Regional Economic Development						
G4-DMA	Regional Economic Development	60	✓			

Material topics	Report section	Page number	Level of reporting	Identified omission(s) and reason(s) for omission(s)	Comments & links	UNGC principle
RUNNING RESPONSIBLE OPERATIONS						
G4-DMA	Running Responsible Operations	66–69	✓			
Permits and Licences						
G4-DMA	Permits and Licences	66	✓			
Political Climate in Countries of Operation						
G4-DMA	Political Climate in Countries of Operation	66	✓			
Human Rights						
G4-DMA	Human Rights	67	✓			1, 2, 4, 5
Complaints and Grievances						
G4-DMA	Complaints and Grievances	68	✓			
G4-SO11	Requests and Complaints Received	68	♦	At this time, we do not track the number of grievances addressed and resolved during the reporting period.	We are reviewing the ways we track and report grievances, with the objective of improving how we disclose the number and status of grievances raised each year.	
Bribery and Corruption						
G4-DMA	Bribery and Corruption	68	✓			
Relationships with Labour Unions						
G4-DMA	Relationships with Labour Unions	69	✓			
Transparency of Payments to Government						
G4-DMA	Transparency of Payments to Government	68–69	✓			
G4-EC1	Payments to Government	69	✓			

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS AND INFORMATION

Certain statements and information in this Year in Review Report, including all statements that are not historical facts, are forward-looking statements and forward-looking information within the meaning of applicable U.S. and Canadian securities laws. Such forward-looking statements or information include, but are not limited to, statements or information with respect to our strategy, plans, goals, outlook, financial disclosure; our future financial and operating performance, price of gold and other commodities, cash flow, cash costs, targets, production and expenditures; our mineral reserve and resource estimates; and our proposed mine development (including permitting), exploration, acquisitions, dispositions, our expectation as to future performance at our mines and other events and developments that have not yet happened. Often, these statements include words such as "plans", "expects" "is expected", "budget", "continue", "projected", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "believes", or negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

In particular, this Report includes forward-looking statements or information with respect to:

- our strategic priorities and principles, including commitments or targets in respect of economic/operations; health, safety, environmental, governance and community matters and adherence to or proposed adherence to certain global ethical, environmental and social responsibility guiding frameworks;
- our guidance and outlook, including targeted 2017 production and cash cost, planned capital and exploration expenditures for 2017 and mineral reserve and mineral resource estimates;
- future financial and operating performance, including mineral reserve targets, debt to capital ratio target, future cash flow, estimated cash costs and gold price outlook; and
- our plans and goals, including our proposed exploration, development, construction, permitting, and operating plans and priorities, and related timelines.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made numerous assumptions, estimates and opinions that may prove to be incorrect, including among other things, assumptions about the geopolitical, economic, permitting and legal climate in which we operate; the price of gold and other commodities; exchange rates; anticipated costs and expenditures; production, mineral reserves and resources and metallurgical recoveries; the impact of acquisitions, dispositions, suspensions or delays on our business; and the ability to achieve our goals. Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there is no assurance that the forward-looking statements or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Forward-looking statements and information contained in this Report are subject to risks, uncertainties and other factors including, among other things, the following:

- volatility of global and local economic climate and geopolitical risk;
- title, permitting and licensing risks, including the risks of obtaining and maintaining the validity and enforceability of necessary permits and licences, the timing of obtaining and renewing such permits and licences, and risks of defective title to mineral property;
- gold and other metal price volatility and the impact of any related hedging activities;
- development, mining and operational risk, including timing, hazards and losses that are uninsured or uninsurable;
- risks of operating in foreign countries in which we currently or may in the future conduct business, including controls, laws, regulations, changes in mining regimes or governments and political or economic developments;
- regulatory restrictions, including environmental regulatory restrictions and liability, including actual costs of reclamation;
- changes in law and regulatory requirements or policies, including permitting, foreign investment, environmental, tax and health and safety laws and regulations;
- competition for mineral properties and merger and acquisition targets;
- environmental risks, including use and transport of regulated substances;
- infrastructure, water, energy, equipment and other input availability and durability, and their cost and impact on capital and operating costs, exploration, development and production schedules;
- community and non-governmental actions and regulatory risks, including the possibility of a shutdown at any of our operations;
- ability to maintain positive relationships with the communities in which we operate in and potential loss of reputation;
- perception of local people about foreign companies operating their lands;
- subjectivity of estimating mineral reserves and resources and the reliance on available data and assumptions and judgements used in interpretation of such data and depletion of grades or quantities of mineral reserves;
- discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries;
- speculative and uncertain nature of gold and other mineral exploration;
- risks of not meeting production and cost targets or estimates;
- the loss of key employees and our ability to attract and retain qualified personnel;
- employee health and safety laws and human rights;
- labour disputes, labour shortages and risks associated with unionized labour;
- prices for energy inputs, labour, material costs, supplies and services (including shipping) remaining consistent with expectations;
- risk associated with co-ownership (including joint ventures);
- impact on operations of compliance with anti-corruption, anti-bribery and sanction laws;
- increased capital requirements and the ability to obtain financing;
- currency exchange fluctuations and the impact of any related hedging activities;

- risks associated with maintaining substantial levels of indebtedness, including potential financial constraints on operations, interest rate risk and credit rating risk;
- the risks that the integration of acquired businesses may take longer than expected, the anticipated benefits of the integration may be less than estimated or the costs of acquisition may be higher than anticipated;
- the impact of acquisitions, dispositions, monetization, mergers and other business combinations or transactions, including effect of changes in our portfolio of projects on our current and future operations, capital requirements, and financial condition and ability to complete such transactions;
- litigation risks, including the uncertainties inherent in current and future legal challenges we are, or may become, a party to;
- share capital dilution and share price volatility;
- taxation, including change in tax laws and interpretations of tax laws;
- financial reporting risks;
- failure, security breaches or disruption of our information technology systems; and
- risks related to natural disasters and climate change.

The reader is directed to our most recent Annual Information Form and our quarterly and annual MD&A, each filed on SEDAR under our Company name, for a detailed discussion of these and other risks, uncertainties and other factors relating to the forward-looking statements and information. The discussion under "Risk factors in our business" in our most recent Annual Information Form is incorporated by reference in this Report.

Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended. Also, many of the factors are beyond our control.

Should one or more of the risks, uncertainties or other factors materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date of this Report except as may be required by law.

All forward-looking statements and information made in this document are qualified by this cautionary statement.

Cautionary Note about Production Outlook, Guidance and Estimates
Readers are cautioned that production outlook, guidance and estimates are subject to a variety of factors that are likely to cause actual results to vary from our estimates, and such variations may be material. Forward-looking information generally involves risks and uncertainties as described above which are, in many instances, beyond our control, including: (i) global and local economic and political conditions; (ii) pricing and cost factors; (iii) unanticipated events, changes or delays in current development plans, execution of development plans, future operating results, financial conditions or other aspects of our business over time; and (iv) unfavourable legal, regulatory or policy developments, that could cause actual events and results to vary significantly from those included in or contemplated by such statements. The production outlook, guidance and estimates reflect certain assumptions by us, which assumptions may differ with respect to future events, political, economic, competitive and regulatory conditions, geopolitical climate, financial market conditions and future business decisions, including, without limitation, a continuation of existing business operations on substantially the same basis as currently exists all of which assumptions are difficult to predict and many of which are beyond our control. Accordingly, there is no assurance that the outlook, guidance and estimates are indicative of our future performance or that actual results would not differ materially from those in the outlook, guidance and estimates.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources
The terms "mineral resource", "measured mineral resource", "indicated mineral resource", "inferred mineral resource" used herein are Canadian mining terms used in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time. These definitions differ from the definitions in the United States Securities & Exchange Commission ("SEC") Industry Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

While the terms "mineral resource", "measured mineral resource," "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. With respect to "indicated mineral resource" and "inferred mineral resource", there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a "measured mineral resource", "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category.

Accordingly, information herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under U.S. federal securities laws and the rules and regulations thereunder.

CORPORATE INFORMATION

CANADA (HEAD OFFICE)

Eldorado Gold Corporation
1188 Bentall 5
550 Burrard Street
Vancouver, BC V6C 2B5   Canada

Tel: +1 604 687 4018
Fax: +1 604 687 4026
Toll-free: +1 888 353 8166

TURKEY

Tüprag Metal Madencilik
Sanayive Ticaret A.S.
Iran Caddesi
Turan Emeksiz Sok. No. 1
06700 Gaziosmanpasa
Ankara   Turkey

Tel: +90 312 468 4536
Fax: +90 312 468 2646

CHINA

Eldorado Gold Corporation
Room 1001, West Tower
LG Twin Towers
B-12 Jianguomenwai Avenue
Chaoyang District, Beijing
100022   China

Tel: +86 10 5828 7966
Fax: +86 10 5828 7967

GREECE

Hellas Gold SA & Thracean
Gold Mining SA
23A Vasilissis Sofias Avenue
Athens
10674   Greece

Tel: +30 214 687 0000
Fax: +30 214 687 0095

BRAZIL

Unamgen Mineração e Metalurgia S/A
Avenida Olegário Maciel
1846 – Santo Agostinho
Belo Horizonte, MG
CEP 30180-112   Brazil

Tel: +55 31 2101 3750
Fax: +55 31 2101 3758

ROMANIA

Deva Gold SA
No. 9 Dragos Voda Street
BL. 28, SC. A-B
Deva, Hunedoara County
330034   Romania

Tel: +40 25 423 3680
Fax: +40 25 423 3682

BARBADOS

Eldorado Gold (Barbados) Limited
White Park House
White Park Road
Bridgetown
BB11135   Barbados

Tel: +1 246 271 5357
Fax: +1 246 271 5357

THE NETHERLANDS

Eldorado Gold (Netherlands) BV
Barbara Strozzilaan 101
1083 HN, Amsterdam
The Netherlands

Tel: +31 204 509 610
Fax: +31 204 509 611

GLOSSARY OF ACRONYMS, SYMBOLS AND ABBREVIATIONS

°C	Degrees celsius	ISO	International Standards Organization	oz	Troy ounce (31.1 grams)
2P	Proven and probable	ISO 14001	Environmental Management System	Pb	Lead
Ag	Silver			PDAC	Prospectors & Developers Association of Canada
Au	Gold	ISO 14064	International standard for GHG emissions, inventories and verification	PPE	Personal protective equipment
B	Billion				
BAP	Biodiversity Action Plan	ISO 39001	Road Traffic Safety Management System	SDG	Sustainable Development Goal
CDP	Carbon Disclosure Project				
CEO	Chief Executive Officer	ISO 50001	Energy Management System	SIA	Socio-economic impact assessment
CFO	Chief Financial Officer	Koz	One thousand troy ounces		
CIL	Carbon-in-Leach	Kt	One thousand tonnes	SLI	Starting, lighting, ignition
COO	Chief Operating Officer	LPG	Liquefied petroleum gas	t	Tonne (one thousand kilograms)
EGU	European Goldfields Ltd	LTI	Lost-Time Injury		
EIA	Environmental impact assessment	LTIFR	Lost-Time Injury Frequency Rate (per million man-hours worked)	tCO$_2$e	Tonne of carbon dioxide equivalent
ESTMA	Extractive Sector Transparency Measures Act			TRIFR	Total Recordable Injury Frequency Rate (per million man-hours worked)
		m	Metre		
g	Grams	m³	Metre cubed		
G4	GRI's fourth-generation sustainability reporting guidelines	M	Million	TSM	Towards Sustainable Mining
		MAC	Mining Association of Canada	UNGC	United Nations Global Compact
GHG	Greenhouse gases	Moz	One million troy ounces	VPs	Voluntary Principles on Security and Human Rights
GJ	Gigajoule	NGO	Non-governmental organization		
GRI	Global Reporting Initiative			WGC	World Gold Council
ICMC	International Cyanide Management Code	OECD	Organisation for Economic Co-operation and Development	Zn	Zinc
ICMI	International Cyanide Management Institute	OHSAS	Occupational Health and Safety Assessment Series		
ICMM	International Council on Mining and Metals	OHSAS 18001	Occupational Health and Safety Management System		

Eldorado Gold Corporation
1188 Bentall 5
550 Burrard Street
Vancouver, BC V6C 2B5 Canada

Tel: +1 604 687 4018
Fax: +1 604 687 4026
Toll-free: +1 888 353 8166
eldoradogold.com

TSX: ELD
NYSE: EGO

